SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: May 26, 2015

Consolidated Financial Statements

For the fiscal year ended March 31, 2015

Sony Corporation

TOKYO, JAPAN

1

Management’s Annual Report on Internal Control over Financial Reporting

Sony’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Sony’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Sony’s internal control over financial reporting includes those policies and procedures that:

(i)    pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Sony;

(ii)   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Sony are being made only in accordance with authorizations of management and directors; and

(iii)  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Sony’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sony’s management evaluated the effectiveness of Sony’s internal control over financial reporting as of March 31, 2015 based on the criteria established in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Sony maintained effective internal control over financial reporting as of March 31, 2015.

Sony’s independent registered public accounting firm, PricewaterhouseCoopers Aarata, has issued an audit report on Sony’s internal control over financial reporting as of March 31, 2015, presented on page 3.

2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony Corporation (Sony Kabushiki Kaisha)

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata
Tokyo, Japan
May 25, 2015

3

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2014	2015
ASSETS
Current assets:
Cash and cash equivalents	1,046,466	949,413
Marketable securities	832,566	936,731
Notes and accounts receivable, trade	946,553	986,500
Allowance for doubtful accounts and sales returns	(75,513)	(86,598)
Inventories	733,943	665,432
Other receivables	224,630	231,947
Deferred income taxes	53,068	47,788
Prepaid expenses and other current assets	443,173	466,688
Total current assets	4,204,886	4,197,901
Film costs	275,799	305,232
Investments and advances:
Affiliated companies	181,263	171,063
Securities investments and other	7,737,748	8,360,290
	7,919,011	8,531,353
Property, plant and equipment:
Land	125,890	123,629
Buildings	674,841	679,125
Machinery and equipment	1,705,774	1,764,241
Construction in progress	39,771	35,786
	2,546,276	2,602,781
Less – Accumulated depreciation	1,796,266	1,863,496
	750,010	739,285
Other assets:
Intangibles, net	675,663	642,361
Goodwill	691,803	561,255
Deferred insurance acquisition costs	497,772	520,571
Deferred income taxes	105,442	89,637
Other	213,334	246,736
	2,184,014	2,060,560
Total assets	15,333,720	15,834,331

(Continued on following page.)

4

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2014	2015
LIABILITIES
Current liabilities:
Short-term borrowings	111,836	62,008
Current portion of long-term debt	265,918	159,517
Notes and accounts payable, trade	712,829	622,215
Accounts payable, other and accrued expenses	1,175,413	1,374,099
Accrued income and other taxes	81,842	98,414
Deposits from customers in the banking business	1,890,023	1,872,965
Other	545,753	556,372
Total current liabilities	4,783,614	4,745,590
Long-term debt	916,648	712,087
Accrued pension and severance costs	284,963	298,753
Deferred income taxes	410,896	445,876
Future insurance policy benefits and other	3,824,572	4,122,372
Policyholders’ account in the life insurance business	2,023,472	2,259,514
Other	302,299	316,422
Total liabilities	12,546,464	12,900,614
Redeemable noncontrolling interest	4,115	5,248
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
2014– Shares authorized: 3,600,000,000; shares issued: 1,044,707,767	646,654
2015– Shares authorized: 3,600,000,000; shares issued: 1,169,773,260		707,038
Additional paid-in capital	1,127,090	1,185,777
Retained earnings	940,262	813,765
Accumulated other comprehensive income –
Unrealized gains on securities, net	127,509	154,153
Pension liability adjustment	(180,039)	(201,131)
Foreign currency translation adjustments	(399,055)	(338,305)
	(451,585)	(385,283)
Treasury stock, at cost
Common stock
2014– 1,026,618 shares	(4,284)
2015– 1,031,323 shares		(4,220)
	2,258,137	2,317,077
Noncontrolling interests	525,004	611,392
Total equity	2,783,141	2,928,469
Total liabilities and equity	15,333,720	15,834,331

The accompanying notes are an integral part of these statements.

5

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2013	2014	2015
Sales and operating revenue:
Net sales	5,691,216	6,682,274	7,035,537
Financial services revenue	999,276	988,944	1,077,604
Other operating revenue	105,012	96,048	102,739
	6,795,504	7,767,266	8,215,880
Costs and expenses:
Cost of sales	4,485,425	5,140,053	5,275,144
Selling, general and administrative	1,457,626	1,728,520	1,811,461
Financial services expenses	854,221	816,158	882,990
Other operating (income) expense, net	(235,219)	48,666	181,658
	6,562,053	7,733,397	8,151,253
Equity in net income (loss) of affiliated companies	(6,948)	(7,374)	3,921
Operating income	226,503	26,495	68,548
Other income:
Interest and dividends	21,987	16,652	12,887
Gain on sale of securities investments, net	41,781	12,049	8,714
Other	4,888	13,752	3,475
	68,656	42,453	25,076
Other expenses:
Interest	26,657	23,460	23,600
Foreign exchange loss, net	10,360	9,224	20,533
Other	16,058	10,523	9,762
	53,075	43,207	53,895
Income before income taxes	242,084	25,741	39,729
Income taxes:
Current	75,734	101,243	80,751
Deferred	64,664	(6,661)	7,982
	140,398	94,582	88,733
Net income (loss)	101,686	(68,841)	(49,004)
Less - Net income attributable to noncontrolling interests	60,146	59,528	76,976
Net income (loss) attributable to Sony Corporation’s stockholders	41,540	(128,369)	(125,980)

(Continued on following page.)

6

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2013	2014	2015
Per share data:
Common stock
Net income (loss) attributable to Sony Corporation’s stockholders
– Basic	41.32	(124.99)	(113.04)
– Diluted	38.79	(124.99)	(113.04)

Cash dividends	25.00	25.00	—

The accompanying notes are an integral part of these statements.

7

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Fiscal year ended March 31

	Yen in millions
	2013	2014	2015
Net income (loss)	101,686	(68,841)	(49,004)
Other comprehensive income, net of tax ―
Unrealized gains on securities	68,609	19,310	38,718
Unrealized gains on derivative instruments	308	742	—
Pension liability adjustment	(6,623)	11,883	(21,187)
Foreign currency translation adjustments	161,818	158,884	65,790
Total comprehensive income	325,798	121,978	34,317
Less – Comprehensive income attributable to noncontrolling interests	82,619	62,437	93,995
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	243,179	59,541	(59,678)

The accompanying notes are an integral part of these statements.

8

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2013	2014	2015
Cash flows from operating activities:
Net income (loss)	101,686	(68,841)	(49,004)
Adjustments to reconcile net income (loss) to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	376,735	376,695	354,624
Amortization of film costs	208,051	285,673	272,941
Accrual for pension and severance costs, less payments	(16,669)	(38,131)	9,638
Other operating (income) expense, net	(235,219)	48,666	181,658
Gain on sale or devaluation of securities investments, net	(34,057)	(10,401)	(7,916)
Gain on revaluation of marketable securities held in the financial services business for trading purposes, net	(72,633)	(58,608)	(100,729)
Gain on revaluation or impairment of securities investments held in the financial services business, net	(5,689)	(3,688)	(1,397)
Deferred income taxes	64,664	(6,661)	7,982
Equity in net (income) loss of affiliated companies, net of dividends	8,819	10,022	2,269
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	55,712	(29,027)	33,843
Decrease in inventories	56,987	20,248	113,485
Increase in film costs	(173,654)	(266,870)	(252,403)
Increase (decrease) in notes and accounts payable, trade	(206,621)	103,379	(118,577)
Increase (decrease) in accrued income and other taxes	12,446	(3,110)	(11,033)
Increase in future insurance policy benefits and other	434,786	391,541	460,336
Increase in deferred insurance acquisition costs	(73,967)	(77,656)	(79,861)
Increase in marketable securities held in the financial services business for trading purposes	(25,254)	(33,803)	(51,565)
(Increase) decrease in other current assets	91,762	(48,115)	16,276
Increase (decrease) in other current liabilities	(55,830)	58,656	86,718
Other	(35,890)	14,147	(112,645)
Net cash provided by operating activities	476,165	664,116	754,640

(Continued on following page.)

9

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2013	2014	2015
Cash flows from investing activities:
Payments for purchases of fixed assets	(326,490)	(283,457)	(215,916)
Proceeds from sales of fixed assets	245,758	99,694	36,777
Payments for investments and advances by financial services business	(1,046,764)	(1,032,594)	(960,045)
Payments for investments and advances (other than financial services business)	(92,364)	(14,892)	(20,029)
Proceeds from sales or return of investments and collections of advances by financial services business	400,654	426,621	482,537
Proceeds from sales or return of investments and collections of advances (other than financial services business)	78,010	75,417	49,479
Proceeds from sales of businesses	52,756	15,016	93
Other	(16,840)	3,693	(12,532)
Net cash used in investing activities	(705,280)	(710,502)	(639,636)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	159,781	178,935	18,507
Payments of long-term debt	(326,164)	(164,540)	(258,102)
Increase (decrease) in short-term borrowings, net	(29,683)	25,183	(51,013)
Increase in deposits from customers in the financial services business, net	237,908	238,828	57,464
Proceeds from issuance of convertible bonds	150,000	—	—
Dividends paid	(25,057)	(25,643)	(13,160)
Payment for purchase of So-net shares from noncontrolling interests	(55,178)	—	—
Other	(23,079)	(44,886)	(16,891)
Net cash provided by (used in) financing activities	88,528	207,877	(263,195)
Effect of exchange rate changes on cash and cash equivalents	72,372	58,614	51,138
Net increase (decrease) in cash and cash equivalents	(68,215)	220,105	(97,053)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	1,046,466
Cash and cash equivalents at end of the fiscal year	826,361	1,046,466	949,413
Supplemental data:
Cash paid during the fiscal year for –
Income taxes	90,991	101,091	97,775
Interest	24,161	23,819	21,982
Non-cash investing and financing activities –
Conversion of convertible bonds	—	31,220	118,780
Obtaining assets by entering into capital leases	10,025	82,260	10,714
Share exchange for So-net remaining noncontrolling interests	7,005	—	—
Collections of deferred proceeds from sales of receivables –	20,608	35,196	22,512

The accompanying notes are an integral part of these statements.

10

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	630,923	1,160,236	1,078,434	(841,134)	(4,637)	2,023,822	457,836	2,481,658
Exercise of stock acquisition rights							109	109
Stock-based compensation		851				851		851
Comprehensive income:
Net income			41,540			41,540	60,146	101,686
Other comprehensive income, net of tax –
Unrealized gains on securities				43,238		43,238	25,371	68,609
Unrealized gains on derivative Instruments				308		308		308
Pension liability adjustment				(4,983)		(4,983)	(1,640)	(6,623)
Foreign currency translation adjustments				163,076		163,076	(1,258)	161,818
Total comprehensive income						243,179	82,619	325,798
Stock issue costs, net of tax			(18)			(18)		(18)
Dividends declared			(25,181)			(25,181)	(9,195)	(34,376)
Purchase of treasury stock					(35)	(35)		(35)
Reissuance of treasury stock		(155)			200	45		45
Transactions with noncontrolling interests shareholders and other		(50,401)				(50,401)	(51,627)	(102,028)
Balance at March 31, 2013	630,923	1,110,531	1,094,775	(639,495)	(4,472)	2,192,262	479,742	2,672,004

(Continued on following page.)

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SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	630,923	1,110,531	1,094,775	(639,495)	(4,472)	2,192,262	479,742	2,672,004
Exercise of stock acquisition rights	121	121				242		242
Conversion of zero coupon convertible bonds	15,610	15,610				31,220		31,220
Stock-based compensation		906				906		906
Comprehensive income:
Net income (loss)			(128,369)			(128,369)	59,528	(68,841)
Other comprehensive income, net of tax –
Unrealized gains on securities				18,430		18,430	880	19,310
Unrealized gains on derivative Instruments				742		742		742
Pension liability adjustment				11,777		11,777	106	11,883
Foreign currency translation adjustments				156,961		156,961	1,923	158,884
Total comprehensive income						59,541	62,437	121,978
Stock issue costs, net of tax			(127)			(127)		(127)
Dividends declared			(26,017)			(26,017)	(15,430)	(41,447)
Purchase of treasury stock					(76)	(76)		(76)
Reissuance of treasury stock		(140)			264	124		124
Transactions with noncontrolling interests shareholders and other		62				62	(1,745)	(1,683)
Balance at March 31, 2014	646,654	1,127,090	940,262	(451,585)	(4,284)	2,258,137	525,004	2,783,141

(Continued on following page.)

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SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	646,654	1,127,090	940,262	(451,585)	(4,284)	2,258,137	525,004	2,783,141
Exercise of stock acquisition rights	994	994				1,988		1,988
Conversion of zero coupon convertible bonds	59,390	59,390				118,780		118,780
Stock-based compensation		873				873		873
Comprehensive income:
Net income (loss)			(125,980)			(125,980)	76,976	(49,004)
Other comprehensive income, net of tax –
Unrealized gains on securities				26,644		26,644	12,074	38,718
Pension liability adjustment				(21,092)		(21,092)	(95)	(21,187)
Foreign currency translation adjustments				60,750		60,750	5,040	65,790
Total comprehensive income (loss)						(59,678)	93,995	34,317
Stock issue costs, net of tax			(517)			(517)		(517)
Dividends declared			—			—	(14,108)	(14,108)
Purchase of treasury stock					(101)	(101)		(101)
Reissuance of treasury stock		(99)			165	66		66
Transactions with noncontrolling interests shareholders and other		(2,471)				(2,471)	6,501	4,030
Balance at March 31, 2015	707,038	1,185,777	813,765	(385,283)	(4,220)	2,317,077	611,392	2,928,469

The accompanying notes are an integral part of these statements.

13

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

14

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.   Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Sony is also engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

2.   Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan, while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domicile.

(1)   Significant accounting policies

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership interest are recorded in earnings within the fiscal year in which the change in interest transactions occur.

Gains or losses that result from a loss of a controlling financial interest in a subsidiary are recorded in earnings along with fair value remeasurement gains or losses on any retained investment in the entity, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

15

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, are included in earnings.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are recognized into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income when an other-than-temporary impairment is recognized. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate that the decline in the fair value is other-than-temporary.

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When an other-than-temporary impairment of a held-to-maturity debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due from customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis. The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

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Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. In assessing goodwill and indefinite lived intangible assets for impairment, Sony has the option to first perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit and indefinite lived intangible asset is less than its carrying amount. Reporting units are Sony’s operating segments or one level below the operating segments. If Sony determines that it is not more likely than not that the fair value of a reporting unit and indefinite lived intangible assets are less than its carrying amount, no additional tests to assess goodwill and indefinite lived intangible assets for impairment are required to be performed. However, if Sony concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform the first step of a two-step impairment review process. In the fiscal year ended March 31, 2015, Sony elected not to perform the aforementioned qualitative assessment of goodwill and instead proceeded directly to the quantitative impairment test.

The first step of the two-step process involves a comparison of the estimated fair value of a reporting unit to its carrying amount to identify potential impairment. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and the perpetual growth rates applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, internal-use software, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements, trademarks, software to be sold, leased or otherwise marketed and internal-use software are generally amortized on a straight-line basis, generally, over three to 10 years. Customer relationships, music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Capitalized software -

The costs related to establishing the technological feasibility of software to be sold, leased, or otherwise marketed are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven at an earlier stage. At each balance sheet date, Sony performs reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

The costs incurred for internal-use software during the application development stage are capitalized and amortized, mainly to selling, general and administrative expenses, on a straight-line basis over the estimated useful life. Costs related to the preliminary project stage and post implementation activities are expensed as incurred.

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Deferred insurance acquisition costs -

Costs that vary with and are directly related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the MC, G&NS, IP&S and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss would be recognized during the period for the amount by which the carrying value of the asset or asset group exceeds estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

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Level 1 —	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.
Level 2 —	Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.
Level 3 —	One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value on a gross basis. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment have hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument is carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized immediately in earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized immediately in earnings.

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Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included immediately in earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Stock-based compensation is recognized, net of an estimated forfeiture rate, over the requisite service period using the accelerated method of amortization for grants with graded vesting. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the MC, G&NS, IP&S, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred.

Revenues from sales in the Pictures segment are recognized when persuasive evidence of an arrangement exists, the sales price is fixed or determinable and collectability is reasonably assured. Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product for pay and free television exhibition and other markets are recognized when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. For home entertainment distribution, revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized when the product is available for sale to the public, and revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

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Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment juvenile contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

Sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2013, 2014 and 2015, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 14,643 million yen, 12,112 million yen and 10,503 million yen, respectively.

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television productions.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

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Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

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(2)   Recently adopted accounting pronouncements

Obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date -

In February 2013, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The guidance requires an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors, plus any additional amount the reporting entity expects to pay on behalf of its co-obligors. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity -

In March 2013, the FASB issued new accounting guidance for the parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The guidance resolved diversity in practice and clarifies the applicable guidance for the release of the cumulative translation adjustment when the parent sells a part or all of its investment in a foreign entity, ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity, or obtains control in a business combination achieved in stages involving an equity method investment that is a foreign entity. After adoption of this guidance, any accumulated translation adjustments associated with a previously held equity interest are included in earnings in a business combination achieved in stages. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists -

In July 2013, the FASB issued new accounting guidance for the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires an unrecognized tax benefit to be presented as a reduction to a deferred tax asset for a net operating loss, a similar tax loss, or a tax credit carryforward if certain criteria are met. This guidance was effective for Sony as of April 1, 2014. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Repurchase-to-maturity transactions and repurchase financings -

In June 2014, the FASB issued new accounting guidance for the accounting and disclosure of repurchase-to-maturity transactions and repurchase financings. The guidance requires that repurchase-to-maturity transactions be accounted for as secured borrowings, and requires that a transfer of a financial asset and a repurchase agreement executed contemporaneously be accounted for separately. The guidance also requires additional disclosures about certain transferred financial assets accounted for as sales and certain transactions accounted for as secured borrowings. The guidance was effective for Sony as of January 1, 2015, except for the disclosure for transactions accounted for as secured borrowings, and did not have a material impact on Sony’s results of operations and financial position. The guidance for the disclosure of transactions accounted for as secured borrowings is effective for Sony as of April 1, 2015. Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

(3)   Recent accounting pronouncements not yet adopted

Reporting discontinued operations and disclosures of disposals of components of an entity -

In April 2014, the FASB issued new accounting guidance that changes the requirements for reporting discontinued operations and requires additional disclosures about discontinued operations. Under the new guidance, only disposals representing a strategic shift in operations that has, or will have, a major effect on the entity’s operations and financial results should be presented as discontinued operations. Additionally, the revised guidance requires additional disclosures for discontinued operations as well as for disposals of significant components of an entity that do not qualify for discontinued operations presentation. This guidance is effective for Sony as of April 1, 2015. The effect of this guidance will depend on the nature and significance of transactions after the adoption date.

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Revenue from contracts with customers -

In May 2014, the FASB issued new accounting guidance addressing revenue recognition which will supersede the current revenue recognition requirements, including most industry-specific guidance. The guidance requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. The guidance may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. This guidance will be effective for Sony as of April 1, 2017. The effect of this guidance is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Amendments to the consolidation analysis -

In February 2015, the FASB issued new accounting guidance that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This guidance will be effective for Sony as of April 1, 2016. The effect of this guidance is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Simplifying the presentation of debt issuance costs -

In April 2015, the FASB issued new accounting guidance for the presentation of debt issuance costs. Under the new guidance, debt issuance costs related to a recognized debt liability are to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the new guidance. This guidance will be effective for Sony as of April 1, 2016. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement -

In April 2015, the FASB issued new accounting guidance for fee paid in a cloud computing arrangement. The guidance requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This guidance does not affect the accounting for service contracts by a customer. This guidance will be effective for Sony as of April 1, 2016. The effect of this guidance is being evaluated for the impact it will have on Sony’s results of operations and financial position.

Disclosures for investments in certain entities that calculate net asset value per share -

In May 2015, the FASB issued new accounting guidance removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient, and limits those disclosures to investments for which the entity has elected to measure fair value using that practical expedient. This guidance will be effective for Sony as of April 1, 2016. Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

Disclosures for short-duration insurance contracts -

In May 2015, the FASB issued new accounting guidance for disclosures relating to short-duration insurance contracts.  This guidance requires additional information to be disclosed related to the liability for unpaid claims and claim adjustment expenses and significant changes in methodologies and assumptions used for annual reporting periods.  This guidance will be effective for Sony as of April 1, 2016.  Since this guidance will only impact disclosures, the adoption will have no impact on Sony’s results of operations and financial position.

(4)   Reclassifications

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2013 and 2014 have been made to conform to the presentation for the fiscal year ended March 31, 2015.

(5)   Out-of-period adjustment

For the fiscal year ended March 31, 2015, Sony recorded an out-of-period adjustment to correct an error in the amounts of revenue and certain capitalizable assets being recorded at a subsidiary. The error began in the fiscal year ended March 31, 2012 and continued until it was identified by Sony during the fiscal year ended March 31, 2015. The adjustment, which related entirely to All Other, impacted net sales, cost of sales, and selling, general and administrative expenses, and, in the aggregate, decreased income before income taxes in the consolidated statements of income by 5,104 million yen for the fiscal year ended March 31, 2015. Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the year ended March 31, 2015.

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3.   Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Finished products	495,865	468,408
Work in process	85,361	96,700
Raw materials, purchased components and supplies	152,717	100,324
Inventories	733,943	665,432

4.   Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Motion picture productions:
Released	98,645	89,993
Completed and not released	37,720	4,498
In production and development	63,910	106,240

Television productions:
Released	56,461	78,510
In production and development	2,664	2,952

Broadcasting rights	48,798	69,223
Less: current portion of broadcasting rights included in inventories	(32,399)	(46,184)
Film costs	275,799	305,232

Sony estimates that approximately 91% of the unamortized film costs of released motion picture and television productions at March 31, 2015 will be amortized within the next three years. Approximately 107 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 150 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

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5.   Investments in affiliated companies

Sony accounts for its investments in affiliated companies over which Sony has significant influence under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than a minor influence over the operation of the investee exists (generally through more than 3-5% ownership).

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31
	2014	2015
Current assets	307,726	280,485
Noncurrent assets	716,159	770,847
Current liabilities	235,618	208,271
Noncurrent liabilities and noncontrolling interests	501,893	657,865
Percentage of ownership in equity investees	20%-50%	20%-50%

Statements of Income

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Net revenues	193,405	306,383	308,399
Operating income (loss)	(14,759)	(1,064)	34,962
Net income (loss) attributable to controlling interests	(26,026)	(15,195)	(5,461)
Percentage of ownership in equity investees	20%-50%	20%-50%	20%-50%

On June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing for total consideration of 2.2 billion U.S. dollars. Sony invested 320 million U.S. dollars in DHP, through Nile Acquisition LLC, for a 39.8% equity interest. Nile Acquisition LLC is a joint venture with the third party investor of Sony’s U.S. based music publishing subsidiary in which Sony holds a 74.9% ownership interest. Sony accounts for its interest in DHP under the equity method. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP. DHP was determined to be a variable interest entity as described in Note 23.

On February 25, 2013, Sony sold 95,000 shares of its 886,908 shares in its consolidated subsidiary M3, Inc. (“M3”) to a third party for cash consideration of 14,236 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony deconsolidated M3 as its share ownership fell to 49.8% of the issued and outstanding shares of M3 and recorded a gain of 122,160 million yen in other operating (income) loss, net in the consolidated statements of income for the fiscal year ended March 31, 2013. Of this gain, 117,216 million yen related to the remeasurement to fair value, using M3’s closing stock price on the date of the sale, of Sony’s remaining shares in M3. On September 17, 2013, Sony sold an additional 155,000 shares of M3 (9.75% of the issued and outstanding shares of M3) to a third party for cash consideration of 37,799 million yen, which is included within other in the investing activities section of the consolidated statements of cash flows. In connection with the sale, Sony recorded a gain of 12,793 million yen in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2014. Although Sony’s ownership has decreased to 39.38% due to the above-mentioned sales and M3’s subsequent issuance of additional common stock, Sony remains a major shareholder of M3 and will continue to pursue opportunities to collaborate with M3 in certain business areas, including medical. Sony accounts for its remaining interest in M3 under the equity method.

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The carrying value of Sony’s investment in M3 exceeded its proportionate share in the underlying net assets of M3 by 88,559 million yen at March 31, 2015. The excess is substantially attributable to the remeasurement to fair value of the remaining shares of M3, and allocated to identifiable tangible and intangible assets. The intangible assets relate primarily to M3’s medical web-portal. The unassigned residual value of the excess is recognized as goodwill as a component of the investment balance. The amounts allocated to intangible assets are amortized net of the related tax effects to equity in net income (loss) of affiliated companies over their respective estimated useful lives, principally 10 years, using the straight-line method.

With the exception of M3 as described above, there was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2014 and 2015.

With the exception of the investment in M3, which is quoted on the Tokyo Stock Exchange and has a carrying value and fair value as of March 31, 2015 of 106,377 million yen and 324,950 million yen respectively, there were no affiliated companies accounted for under the equity method with a market quotation as of March 31, 2014 and 2015.

The number of affiliated companies accounted for under the equity method as of March 31, 2014 and 2015 were 107 and 98, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below. There are no other material transactions or account balances with any other related parties.

	Yen in millions
	March 31
	2014	2015
Accounts receivable, trade	8,271	8,350
Accounts payable, trade	1,030	1,887
Capital lease obligations	71,345	50,001

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales	18,565	23,647	29,393
Purchases	1,725	1,533	1,498
Lease payments	25,523	38,919	36,642

Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, in the fiscal years ended March 31, 2013, 2014 and 2015. SFIL is accounted for under the equity method and is 34% owned by Sony. Refer to Note 8.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2013, 2014 and 2015 were 2,360 million yen, 2,840 million yen and 6,149 million yen, respectively.

6. Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. Gains and losses from these transactions, other than as described below, were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. Other than the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, for the fiscal years ended March 31, 2013, 2014 and 2015 were insignificant. Certain programs require that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred are initially recorded at estimated fair value using a discounted cash flow model and are included in other current assets and other long term assets. The significant assumptions used in valuing the deferred proceeds are the discount rate, the timing and amount of the cash flows.

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In August 2014, Sony terminated an accounts receivable sales program within the electronics business in the United States whereby a subsidiary could sell up to 150 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. The program required that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. As of March 31, 2014, deferred proceeds totaled 6,405 million yen. Sony includes collections on deferred proceeds as cash flows within operating activities in the consolidated statements of cash flows when the receivables are the result of operating activities and the associated interest rate risk is insignificant due to their short term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Total trade receivables sold	355,872	247,863	50,400
Deferred proceeds	8,098	36,678	16,150
Collections of deferred proceeds	20,608	35,196	22,512

During the fiscal year ended March 31, 2014, Sony established an accounts receivable sales program in the United States whereby a subsidiary in the Pictures segment can sell up to 596 million U.S. dollars of eligible trade accounts receivables in the aggregate to a commercial bank. Sony recognized a gain within other income from sales of accounts receivable under this program for the fiscal year ended March 31, 2014 of 1,394 million yen. The program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser, and the deferred proceeds totaled 22,188 million yen and 30,893 million yen as of March 31, 2014 and 2015, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal years ended March 31, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2014	2015
Total trade receivables sold	53,720	4,237
Deferred proceeds	22,188	4,237
Collections of deferred proceeds	—	—

Sony has established several accounts receivable sales programs within the electronics business in Japan whereby Sony can sell up to 107,990 million yen of eligible trade accounts receivables in the aggregate at any one time. Through these programs, Sony can sell receivables to a commercial bank or a special purpose entity associated with a sponsor bank. Sony can sell receivables in which the agreed upon original due dates are no more than 360 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2013, 2014 and 2015 were 105,888 million yen, 75,808 million yen and 35,607 million yen, respectively.

Sony has established several accounts receivable sales programs in the Financial Services segment whereby a subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by commercial banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2013 and 2014 were 89,700 million yen and 1,950 million yen respectively. During the fiscal year ended March 31, 2015, there were no receivables sold under these programs.

Sony has established several accounts receivable sales programs within the electronics business whereby Sony can sell eligible trade accounts receivables held by certain subsidiaries in Europe denominated in several currencies, primarily the euro, and held by certain subsidiaries in North America and Latin America denominated in several currencies, primarily the U.S. dollar and Brazilian real, respectively. Through these programs Sony can sell receivables on an uncommitted basis to a commercial bank or a special purpose entity associated with a sponsor bank. The maximum receivables that may be sold at any one time in the aggregate translates into approximately 222,000 million yen as of March 31, 2015. Sony can sell receivables in which the agreed upon original due dates are no more than 360 days after the date the receivables are sold. Total receivables sold during the fiscal years ended March 31, 2013, 2014 and 2015 were 66,020 million yen, 384,606 million yen and 542,946 million yen, respectively.

Certain of the accounts receivable sales programs above also involve variable interest entities (“VIEs”). Refer to Note 23.

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7.   Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2014				March 31, 2015
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,130,397	113,684	(28)	1,244,053	1,074,900	147,274	(80)	1,222,094
Japanese local government bonds	62,670	468	(7)	63,131	66,442	465	(16)	66,891
Japanese corporate bonds	168,275	984	(8)	169,251	108,109	767	(7)	108,869
Foreign government bonds	27,587	3,684	(17)	31,254	34,168	7,397	(111)	41,454
Foreign corporate bonds	434,570	16,547	(182)	450,935	452,145	13,645	(942)	464,848
	1,823,499	135,367	(242)	1,958,624	1,735,764	169,548	(1,156)	1,904,156
Equity securities	84,074	91,977	(34)	176,017	73,411	127,322	(741)	199,992
Held-to-maturity securities:
Japanese national government bonds	4,398,018	418,845	(3)	4,816,860	4,846,986	819,386	(103)	5,666,269
Japanese local government bonds	6,222	373	—	6,595	4,996	428	—	5,424
Japanese corporate bonds	28,030	2,705	—	30,735	26,848	4,501	—	31,349
Foreign government bonds	16,359	847	(1)	17,205	32,682	11,534	—	44,216
Foreign corporate bonds	56,284	19	—	56,303	57,783	25	—	57,808
	4,504,913	422,789	(4)	4,927,698	4,969,295	835,874	(103)	5,805,066
Total	6,412,486	650,133	(280)	7,062,339	6,778,470	1,132,744	(2,000)	7,909,214

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The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2015
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	168,174	171,304	954	957
Due after one year through five years	379,776	385,098	19,527	20,206
Due after five years through ten years	255,909	277,295	206,023	234,478
Due after ten years	931,905	1,070,459	4,742,791	5,549,425
Total	1,735,764	1,904,156	4,969,295	5,805,066

Proceeds from sales of available-for-sale securities were 143,437 million yen, 207,574 million yen and 217,651 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. On these sales, gross realized gains were 46,865 million yen, 9,015 million yen and 15,656 million yen and gross realized losses were 527 million yen, 703 million yen and 32 million yen, respectively.

Marketable securities classified as trading securities, which consist of debt and equity securities held primarily in the Financial Services segment, totaled 623,667 million yen and 764,473 million yen as of March 31, 2014 and 2015, respectively, and Sony recorded net unrealized gains of 72,793 million yen, 59,137 million yen and 100,312 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies as of March 31, 2014 and 2015 totaled 54,808 million yen and 64,963 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

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The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2014 and 2015.

	Yen in millions
	March 31, 2014
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	52,299	(28)	377	—	52,676	(28)
Japanese local government bonds	2,342	(6)	655	(1)	2,997	(7)
Japanese corporate bonds	217	—	2,206	(8)	2,423	(8)
Foreign government bonds	6,601	(15)	30	(2)	6,631	(17)
Foreign corporate bonds	42,190	(167)	5,400	(15)	47,590	(182)
	103,649	(216)	8,668	(26)	112,317	(242)
Equity securities	192	(3)	73	(31)	265	(34)
Held-to-maturity securities:
Japanese national government bonds	730	(3)	—	—	730	(3)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	140	—	—	—	140	—
Foreign government bonds	337	(1)	—	—	337	(1)
Foreign corporate bonds	—	—	—	—	—	—
	1,207	(4)	—	—	1,207	(4)
Total	105,048	(223)	8,741	(57)	113,789	(280)

	Yen in millions
	March 31, 2015
	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	24,699	(80)	372	—	25,071	(80)
Japanese local government bonds	3,772	(5)	1,702	(11)	5,474	(16)
Japanese corporate bonds	8,222	(7)	—	—	8,222	(7)
Foreign government bonds	4,607	(111)	—	—	4,607	(111)
Foreign corporate bonds	115,523	(887)	6,653	(55)	122,176	(942)
	156,823	(1,090)	8,727	(66)	165,550	(1,156)
Equity securities	4,636	(730)	9	(11)	4,645	(741)
Held-to-maturity securities:
Japanese national government bonds	19,986	(103)	—	—	19,986	(103)
Japanese local government bonds	—	—	—	—	—	—
Japanese corporate bonds	—	—	—	—	—	—
Foreign government bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—
	19,986	(103)	—	—	19,986	(103)
Total	181,445	(1,923)	8,736	(77)	190,181	(2,000)

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For the fiscal years ended March 31, 2013, 2014 and 2015, total realized impairment losses were 8,554 million yen, 1,806 million yen and 949 million yen, respectively.

At March 31, 2015, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.   Leases

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions, as well as sale and leaseback transactions for office buildings, machinery and equipment.

(1)	Capital leases

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2014	2015
Machinery, equipment and others	135,619	129,432
Film costs	9,348	8,647
Accumulated amortization	(59,352)	(89,470)
	85,615	48,609

The following is a schedule by fiscal year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2015:

Fiscal year ending March 31	Yen in millions
2016	33,873
2017	10,857
2018	4,670
2019	4,472
2020	3,727
Later fiscal years	2,765
Total minimum lease payments	60,364
Less - Amount representing interest	2,733
Present value of net minimum lease payments	57,631
Less - Current obligations	31,610
Long-term capital lease obligations	26,021

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(2)	Operating leases

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2015 are as follows:

Fiscal year ending March 31	Yen in millions
2016	60,082
2017	45,539
2018	33,290
2019	21,324
2020	17,584
Later fiscal years	108,645
Total minimum future rentals	286,464

Rental expenses under operating leases for the fiscal years ended March 31, 2013, 2014 and 2015 were 78,523 million yen, 101,410 million yen and 92,828 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2013, 2014 and 2015 were 904 million yen, 1,119 million yen and 1,180 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2015 were 1,432 million yen.

(3)	Sale and leaseback transactions

Sony City Osaki sale and leaseback -

In February 2013, Sony sold its “Sony City Osaki” office building and premises (“Sony City Osaki”) to Nippon Building Fund Inc. and a Japanese institutional investor for 111,100 million yen, from which Sony received net cash proceeds of 110,175 million yen after deducting transaction costs. The sale was structured such that Sony placed Sony City Osaki in a trust and then sold the trust beneficiary rights. In connection with the sale, Sony entered into an agreement to lease Sony City Osaki for a period of five years after the sale. The leaseback is accounted for as an operating lease.

The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 42,322 million yen in the fiscal year ended March 31, 2013, included in other operating (income) expenses, net. In addition to the gain recognized upon the sale, a gain of 24,982 million yen was deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. As of March 31, 2015, 4,914 million yen of the remaining deferred gain was recorded in other current liabilities and 9,829 million yen was recorded in other noncurrent liabilities in the consolidated balance sheets.

550 Madison sale and leaseback -

In March 2013, Sony exercised its option to purchase the headquarters building (the “U.S. headquarters building”) of its U.S. subsidiary, which was leased from a VIE in which Sony was the primary beneficiary, for 255 million U.S. dollars. Concurrent with the exercise of the purchase option, Sony completed the sale of the U.S. headquarters building to a third party for 1,100 million U.S. dollars, from which Sony received net cash proceeds of 780 million U.S. dollars after deducting the cost of the purchase option and other transaction costs. In connection with the sale, Sony entered into an agreement to lease the U.S. headquarters building for a period of three years after the sale. The leaseback is accounted for as an operating lease.

The transaction qualified for sale-leaseback accounting as all the risk and rewards of ownership were transferred to the buyer upon closing of the transaction and the leaseback did not include any form of continuing involvement, other than a normal leaseback. As the leaseback represents more than a minor but less than substantially all of the use of the building, Sony recorded a gain upon the sale of 691 million U.S. dollars in the fiscal year ended March 31, 2013, included in other operating (income) expense, net in the consolidated statements of income. In addition to the gain recognized upon the sale, a gain of 166 million U.S. dollars was required to be deferred and is amortized on a straight-line basis and included in other operating (income) expense, net in the consolidated statements of income over the lease term. As of March 31, 2015, 55 million U.S. dollars of the remaining deferred gain is recorded in other current liabilities.

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Sale and leaseback transactions with SFIL -

In the fiscal year ended March 31, 2013, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 11,789 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with proceeds of 6,262 million yen and a seven year term was accounted for as a capital lease and included within proceeds from sale of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in either sale and leaseback transaction.

In the fiscal year ended March 31, 2014, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 6,810 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows. Additionally, a transaction with leasing companies including SFIL, with proceeds of 76,566 million yen, and terms which averaged three years, have been accounted for as a capital lease and are included within proceeds from sales of fixed assets in the investing activities section of the consolidated statements of cash flows. There was no gain or loss recorded in the sale and leaseback transactions.

In the fiscal year ended March 31, 2015, Sony entered into sale and leaseback transactions regarding certain machinery and equipment with SFIL. Transactions with total proceeds of 8,391 million yen and terms which averaged two years, have been accounted for as financings and are included within proceeds from issuance of long-term debt in the financing activities section of the consolidated statements of cash flows.

9.   Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2015 totaled 96,938 million yen, of which 96,934 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the fiscal year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements	14,815	6
Software to be sold, leased or otherwise marketed	18,478	3
Internal-use software	48,217	5
Television carriage contracts (broadcasting agreements)	8,368	20
Other	7,056	9

In the fiscal year ended March 31, 2015, additions to internal-use software primarily related to the capitalization of new software across several business platforms.

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Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2014		March 31, 2015
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	285,563	(151,089)	304,686	(190,151)
Customer relationships	28,573	(4,523)	29,401	(6,677)
Trademarks	31,697	(9,996)	31,903	(13,054)
Software to be sold, leased or otherwise marketed	127,359	(91,904)	114,333	(84,640)
Internal-use software	457,453	(289,561)	451,738	(295,854)
Music catalogs	200,475	(72,883)	225,623	(88,816)
Artist contracts	30,778	(23,681)	32,387	(27,174)
Television carriage contracts (broadcasting agreements)	45,158	(7,496)	60,036	(11,272)
Other	95,285	(67,036)	68,897	(52,067)
Total	1,302,341	(718,169)	1,319,004	(769,705)

Certain PC software titles in the G&NS segment were written down to net realizable value in the fiscal year ended March 31, 2014. The impairment charge of 6,165 million yen was recorded in cost of sales in the consolidated statements of income.

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2013, 2014 and 2015 was 122,787 million yen, 135,664 million yen and 132,228 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five fiscal years is as follows:

Fiscal year ending March 31	Yen in millions
2016	103,311
2017	88,821
2018	66,922
2019	43,275
2020	31,220

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Trademarks	69,126	70,938
Distribution agreements	19,143	18,834
Other	3,222	3,290
Total	91,491	93,062

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The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2014 and 2015 are as follows:

	Yen in millions
	Mobile Communications	Game & Network Services	Imaging Products & Solutions	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2013:
Goodwill - gross	153,569	147,531	6,075	5,320	37,269	160,857	113,956	3,020	32,310	659,907
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(10,032)	(16,664)
Goodwill	153,569	147,531	5,775	—	37,269	160,857	113,650	2,314	22,278	643,243
Increase (decrease) due to:
Acquisitions	—	—	—	—	—	10,205	38	—	—	10,243
Sales and dispositions*1	—	—	(9)	—	—	(903)	—	—	(5,292)	(6,204)
Impairments*2	—	—	—	—	—	—	—	—	(13,264)	(13,264)
Translation adjustments	26,610	3,041	205	—	131	17,148	9,245	—	1,323	57,703
Other*4	—	—	216	—	—	—	(153)	—	19	82
Balance, March 31, 2014:
Goodwill - gross	180,179	150,572	6,487	5,320	37,400	187,307	123,086	3,020	28,360	721,731
Accumulated impairments	—	—	(300)	(5,320)	—	—	(306)	(706)	(23,296)	(29,928)
Goodwill	180,179	150,572	6,187	—	37,400	187,307	122,780	2,314	5,064	691,803
Increase (decrease) due to:
Acquisitions*3	—	—	—	—	—	12,626	—	—	—	12,626
Sales and dispositions	—	(617)	—	—	—	(54)	(4)	—	—	(675)
Impairments	(176,045)	—	—	—	—	—	—	—	(1,090)	(177,135)
Translation adjustments	(4,134)	4,444	(128)	—	362	24,357	9,593	—	151	34,645
Other*4	—	—	—	—	—	3	—	—	(12)	(9)
Balance, March 31, 2015:
Goodwill - gross	176,045	154,399	6,359	5,320	37,762	224,239	132,675	3,020	28,499	768,318
Accumulated impairments	(176,045)	—	(300)	(5,320)	—	—	(306)	(706)	(24,386)	(207,063)
Goodwill	—	154,399	6,059	—	37,762	224,239	132,369	2,314	4,113	561,255

*1 Sales and dispositions in All Other for the fiscal year ended March 31, 2014 substantially all relate to the sale of Gracenote, Inc. Refer to Note 25.

*2 For the fiscal year ended March 31, 2014, the impairment loss recorded in All Other relates to the disc manufacturing business. Refer to Note 13.

*3 Acquisitions in the Pictures segment for the fiscal year ended March 31, 2015 mainly relate to the CSC Media Group Ltd. (“CSC Media Group”) acquisition. Refer to Note 24.

*4 Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

Impairment of goodwill related to mobile communications business -

During the fiscal year ended March 31, 2015, Sony recorded an impairment charge of 176,045 million yen in the MC segment. The goodwill impairment reflects a revision in the strategy for the MC business to concentrate on its premium lineup and reduce the number of models in the mid-range lineup as well as concentrating on certain selected markets due to continued increasingly competitive markets in various geographical areas, primarily resulting from rapid growth by Chinese smartphone competitors. The impairment charge is included in other operating (income) expenses, net in the consolidated statements of income, and is recorded entirely within the MC segment. Refer to Note 13.

In conjunction with Sony’s review for goodwill impairment, Sony also assessed whether the carrying amount of any of the tangible or definite-lived intangible assets of the MC segment was recoverable. As a result of the assessment, Sony determined that there were no tangible or definite-lived intangible assets within the MC segment that were impaired.

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10.   Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance contracts are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance contracts calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For the purpose of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2014 and 2015 were 390,649 million yen and 457,268 million yen, respectively.

(1)   Insurance policies

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2013, 2014 and 2015 were 718,052 million yen, 670,506 million yen and 693,132 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2013, 2014 and 2015 were 81,974 million yen, 86,780 million yen and 90,431 million yen, respectively.

(2)   Deferred insurance acquisition costs

Amortization of deferred insurance acquisition costs charged to income for the fiscal years ended March 31, 2013, 2014 and 2015 amounted to 54,700 million yen, 45,236 million yen and 56,530 million yen, respectively.

(3)   Future insurance policy benefits

Liabilities for future policy benefits, which mainly relate to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.5% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2014 and 2015, future insurance policy benefits amounted to 3,815,351 million yen and 4,111,894 million yen, respectively.

(4)   Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts range from 1.9% to 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked asset portfolio. Investment contracts mainly include single payment endowment contracts, single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts range from 0.1% to 6.3%.

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Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2014	2015
Universal life insurance	1,397,294	1,555,700
Investment contracts	509,880	591,951
Other	116,298	111,863
Total	2,023,472	2,259,514

11.   Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2014	2015
Unsecured loans:
with a weighted-average interest rate of 4.22%	105,836
with a weighted-average interest rate of 4.64%		56,008
Secured call money:
with a weighted-average interest rate of 0.10%	6,000
with a weighted-average interest rate of 0.10%		6,000
	111,836	62,008

At March 31, 2015, certain subsidiaries in the Financial Services segment pledged securities investments with a book value of 6,328 million yen as collateral for 6,000 million yen of call money. In addition, marketable securities and securities investments with an aggregate book value of 47,999 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

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Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2014	2015
Unsecured loans, representing obligations principally to banks:
Due 2014 to 2024, with interest rates ranging from 0.33% to 5.53% per annum	482,778
Due 2015 to 2024, with interest rates ranging from 0.29% to 5.10% per annum		425,437
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,997	30,000
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,999	24,999
Unsecured 1.30% bonds, due 2014	110,000
Unsecured 0.55% bonds, due 2016	10,000	10,000
Unsecured 0.66% bonds, due 2017	45,000	45,000
Unsecured 0.43% bonds, due 2018	10,000	10,000
Unsecured 0.86% bonds, due 2018	150,000	150,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022	10,000	10,000
Unsecured zero coupon convertible bonds, due 2017	118,780
Secured 0.10% loans, due 2016	20,000	20,000
Capital lease obligations and other:
Due 2014 to 2027, with interest rates ranging from 0.36% to 6.35% per annum	90,560
Due 2015 to 2025, with interest rates ranging from 0.36% to 8.07% per annum		66,880
Guarantee deposits received	14,152	12,988
	1,182,566	871,604
Less - Portion due within one year	265,918	159,517
	916,648	712,087

At March 31, 2015, certain subsidiaries in the Financial Services segment pledged marketable securities and securities investments with a book value of 21,590 million yen as collateral for 20,000 million yen of long-term loans.

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with acquiring Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as one of the countermeasures against yen appreciation. Of the 1,365 million U.S. dollar loan, 60% or 819 million U.S. dollars is from the JBIC Facility and 40% or 546 million U.S. dollars is from private banks. The terms of this U.S. dollar loan agreement require accelerated repayment of the loan if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality.

In January 2015, Sony executed its option to redeem all of its outstanding Zero Coupon Convertible Bonds due 2017 at 100% of their principal amount, as permitted under the conditions for early redemption, and the bonds were fully converted into common stock following exercise of the stock acquisition rights.

There are no significant adverse debt covenants or cross-default provisions related to the other short-term borrowings and long-term debt.

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Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2016	159,517
2017	201,497
2018	129,531
2019	200,923
2020	152,724
Later fiscal years	27,412
Total	871,604

At March 31, 2015, Sony had unused committed lines of credit amounting to 777,127 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2015, Sony has commercial paper programs totaling 860,510 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.   Housing loans and deposits from customers in the banking business

(1)   Housing loans in the banking business

Sony acquires and holds certain financial receivables in the normal course of business. The majority of financing receivables held by Sony consists of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligors. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses as of March 31, 2014 were 949,300 million yen and 1,083 million yen, respectively, and as of March 31, 2015 were 1,074,386 million yen and 1,037 million yen, respectively. During the fiscal years ended March 31, 2014 and 2015, charge-offs on housing loans in the banking business and changes in the allowance for credit losses were not significant.

The balance of housing loans placed on nonaccrual status or past due status were not significant as of March 31, 2014 and 2015.

(2)   Deposits from customers in the banking business

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2014 and 2015, the balances of time deposits issued in amounts of 10 million yen or more were 250,965 million yen and 256,391 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2015, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2017	29,535
2018	11,118
2019	5,513
2020	9,512
2021	11,912
Later fiscal years	33,935
Total	101,525

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13.   Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

(1)   Assets and liabilities that are measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within level 1 or level 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters – i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

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The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2014 and 2015 are as follows:

	Yen in millions
	March 31, 2014
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	348,832	274,835	—	623,667	623,667	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,244,053	—	1,244,053	24,822	1,219,231	—	—
Japanese local government bonds	—	63,131	—	63,131	1,491	61,640	—	—
Japanese corporate bonds	—	168,240	1,011	169,251	58,661	110,590	—	—
Foreign government bonds	3,027	28,227	—	31,254	1,134	30,120	—	—
Foreign corporate bonds	—	444,128	6,807	450,935	113,501	337,434	—	—
Equity securities	175,931	86	—	176,017	—	176,017	—	—
Other investments*1	8,031	3,612	75,837	87,480	—	87,480	—	—
Derivative assets*2	—	11,887	—	11,887	—	—	10,863	1,024
Total assets	535,821	2,238,199	83,655	2,857,675	823,276	2,022,512	10,863	1,024
Liabilities:
Derivative liabilities*2	—	30,549	—	30,549	—	—	15,155	15,394
Total liabilities	—	30,549	—	30,549	—	—	15,155	15,394

	Yen in millions
	March 31, 2015
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ Liabilities
Assets:
Trading securities	452,830	311,643	—	764,473	764,473	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,222,094	—	1,222,094	3,124	1,218,970	—	—
Japanese local government bonds	—	66,891	—	66,891	1,474	65,417	—	—
Japanese corporate bonds	—	105,363	3,506	108,869	27,030	81,839	—	—
Foreign government bonds	2,861	38,593	—	41,454	136	41,318	—	—
Foreign corporate bonds	—	455,357	9,491	464,848	139,540	325,308	—	—
Equity securities	199,874	118	—	199,992	—	199,992	—	—
Other investments*1	9,306	4,606	74,641	88,553	—	88,553	—	—
Derivative assets*2	—	30,407	—	30,407	—	—	29,951	456
Total assets	664,871	2,235,072	87,638	2,987,581	935,777	2,021,397	29,951	456
Liabilities:
Derivative liabilities*2	612	47,712	—	48,324	—	—	23,092	25,232
Total liabilities	612	47,712	—	48,324	—	—	23,092	25,232

*1 Other investments include certain hybrid financial instruments and certain private equity investments.

*2 Derivative assets and liabilities are recognized and disclosed on a gross basis.

43

Transfers into level 1 were 6,631 million yen and 3,460 million yen for the fiscal years ended March 31, 2014 and 2015, respectively, as quoted prices for certain trading securities and available-for-sale securities became available in an active market. Transfers out of level 1 were 2,250 million yen and 13,376 million yen for the fiscal years ended March 31, 2014 and 2015, respectively, as quoted prices for certain trading securities and available-for-sale securities were not available in an active market.

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The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2014
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other Investments
Beginning balance	2,214	20,752	76,892
Total realized and unrealized gains (losses):
Included in earnings*1	—	335	4,184
Included in other comprehensive income (loss)*2	—	15	2,699
Purchases	—	7,199	829
Settlements	—	(6,138)	(8,456)
Transfers into level 3*3	—	1,030	—
Transfers out of level 3*4	(1,203)	(12,698)	—
Other	—	(3,688)	(311)
Ending balance	1,011	6,807	75,837
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	(70)	3,755

	Yen in millions
	Fiscal year ended March 31, 2015
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other Investments
Beginning balance	1,011	6,807	75,837
Total realized and unrealized gains (losses):
Included in earnings*1	—	522	1,397
Included in other comprehensive income (loss)*2	(5)	593	153
Purchases	2,500	15,222	522
Settlements	—	(4,653)	(3,268)
Transfers out of level 3*4	—	(9,000)	—
Ending balance	3,506	9,491	74,641
Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*1	—	—	1,397

*1	Earning effects are included in financial services revenue in the consolidated statements of income.
*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of comprehensive income.
*3	Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.
*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

Level 3 assets include certain hybrid financial instruments for which the price fluctuates primarily based on the main stock index in Japan (Nikkei index), certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

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(2)   Assets and liabilities that are measured at fair value on a nonrecurring basis

Sony also has assets and liabilities that are required to be remeasured to fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2014 and 2015, such remeasurements to fair value related primarily to the following:

	During the fiscal year ended March 31, 2014
	Estimated fair value			Amounts included
	Level 1	Level 2	Level 3	in earnings
Assets:
Long-lived assets impairments	—	—	57,236	(72,724)
Goodwill impairments	—	—	0	(13,264)
				(85,988)

	During the fiscal year ended March 31, 2015
	Estimated fair value			Amounts included
	Level 1	Level 2	Level 3	in earnings
Assets:
Long-lived assets impairments	—	—	768	(18,926)
Goodwill impairments	—	—	0	(177,135)
				(196,061)

Long-lived assets impairments

Sony recorded impairment losses of 7,617 million yen, 7,798 million yen and 4,929 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively, included within the HE&S segment, related to the LCD television asset group. These impairment losses primarily reflected a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflected the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony recorded an impairment loss of 32,107 million yen for the fiscal year ended March 31, 2014, included within the Devices segment, related to long-lived assets in the battery business asset group. In light of a lack of progress towards achieving adequate operating results, Sony conducted a strategic review of the business and the evolving market trends. Following these developments, Sony reduced the corresponding estimated future cash flows and the estimated ability to recover the entire carrying amount of the long-lived assets within the period applicable to the impairment determination, resulting in an impairment charge.

Sony recorded impairment losses of 12,303 million yen for the fiscal year ended March 31, 2014, included within All Other, related to long-lived assets in the disc manufacturing business. In the fiscal year ended March 31, 2015, Sony recorded an impairment loss of 8,608 million yen related to long-lived assets in the disc manufacturing business. The long-lived asset impairments in the disc manufacturing business for fiscal years ended March 31, 2014 and 2015 related to lowered forecasts of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, which began additional restructuring activities in March 2014 and March 2015, and reflects the faster than expected contraction of the physical media market.

Sony recorded impairment losses for long-lived assets relating to restructuring in the PC business during the fiscal year ended March 31, 2014. Refer to Notes 19 and 25.

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These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 10% and projected revenue growth rates ranging from zero to 15% were used in the fair value measurements related to the long-lived assets for the battery business, and a discount rate of 10% and projected declining revenue rates ranging from (6)% to (13)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business for the fiscal year ending March 31, 2014. For the fiscal year ended March 31, 2015, a discount rate of 10% and projected declining revenue rates ranging from (5)% to (9)% were used in the fair value measurements related to the long-lived assets for the disc manufacturing business.

Goodwill impairments

Sony recorded an impairment loss of 13,264 million yen for the fiscal year ended March 31, 2014, included within All Other, related to goodwill in the disc manufacturing business. The goodwill impairment in the disc manufacturing business related to lowered forecasts of cash flows outside of Japan and the United States, primarily attributable to the manufacturing and distribution operations in Europe, reflecting those factors noted above in the impairment of the long-lived assets for the disc manufacturing business which contributed to the lowered fair value estimate and goodwill impairment.

Sony recorded an impairment loss of 176,045 million yen for the fiscal year ended March 31, 2015 related to goodwill in the MC segment. Refer to Note 9. Sony’s determination of fair value of the MC reporting unit was based on the present value of expected future cash flows. These measurements are classified as a level 3 because significant unobservable inputs, such as the projections of future cash flows, the timing of such cash flows and the discount rate reflecting the risk inherent in future cash flows, were considered in the fair value measurements. A discount rate of 12% and projected revenue growth rates ranging from (3)% to 11% were used in the fair value measurements.

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(3)   Financial instruments

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2014
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,041,166	—	1,041,166	949,300
Total assets	—	1,041,166	—	1,041,166	949,300
Liabilities:
Long-term debt including the current portion	—	1,315,539	—	1,315,539	1,182,566
Investment contracts included in policyholders’ account in the life insurance business	—	480,012	—	480,012	509,880
Total liabilities	—	1,795,551	—	1,795,551	1,692,446

	Yen in millions
	March 31, 2015
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	1,181,554	—	1,181,554	1,074,386
Total assets	—	1,181,554	—	1,181,554	1,074,386
Liabilities:
Long-term debt including the current portion	—	878,609	—	878,609	871,604
Investment contracts included in policyholders’ account in the life insurance business	—	586,331	—	586,331	591,951
Total liabilities	—	1,464,940	—	1,464,940	1,463,555

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curves with certain risk premiums. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

48

14.   Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes in foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (“ALM”) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2013, 2014 and 2015, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2013 and 2014, the effect of derivatives designated as cash flow hedges on income and other comprehensive income, and the ineffective portions of the hedging relationships were not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges. As of March 31, 2014 and 2015, there were no derivatives qualifying as cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also had foreign exchange forward contracts during the fiscal years ended March 31, 2013 and 2014 which effectively fixed the cash flows from foreign currency denominated debt. Accordingly, these derivatives were designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

49

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Sony also had certain interest rate swap agreements during the fiscal years ended March 31, 2013 and 2014 for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swapped foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, were considered a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives were designated as cash flow hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

	Yen in millions
Derivatives designated as hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2014	2015	Liability derivatives	2014	2015
Interest rate contracts	Prepaid expenses and other current assets	2	11	Current liabilities other	1,221	954
Interest rate contracts	Assets other	1,012	207	Liabilities other	13,941	23,899
Foreign exchange contracts	Prepaid expenses and other current assets	6	40	Current liabilities other	24	—
		1,020	258		15,186	24,853

	Yen in millions
Derivatives not designated as hedging instruments	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2014	2015	Liability derivatives	2014	2015
Interest rate contracts		—	—	Current liabilities other	18	—
Interest rate contracts	Assets other	—	222	Liabilities other	1,429	1,178
Foreign exchange contracts	Prepaid expenses and other current assets	10,855	29,899	Current liabilities other	13,892	21,526
Foreign exchange contracts	Assets other	12	28	Liabilities other	24	155
Equity contracts		—	—	Current liabilities other	—	612
		10,867	30,149		15,363	23,471
Total derivatives		11,887	30,407		30,549	48,324

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Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2013, 2014 and 2015.

	Yen in millions
Derivatives under fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2013	2014	2015
Interest rate contracts	Financial services revenue	(11,275)	131	(8,271)
Foreign exchange contracts	Foreign exchange gain or (loss), net	1	(1)	(9)
Total		(11,274)	130	(8,280)

	Yen in millions
Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2013	2014	2015
Interest rate contracts	Financial services revenue	(2,779)	(167)	(3,579)
Interest rate contracts	Foreign exchange gain or (loss), net	—	—	883
Foreign exchange contracts	Financial services revenue	7,202	1,198	(1,942)
Foreign exchange contracts	Foreign exchange gain or (loss), net	5,596	2,703	13,375
Equity contracts	Financial services revenue	—	—	(2,725)
Credit contracts	Financial services revenue	(3)	—	—
Total		10,016	3,734	6,012

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2014		March 31, 2015
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,415,132	(3,737)	1,335,811	11,654
Currency option contracts purchased	14,988	137	9,920	202
Currency option contracts written	1,683	(6)	568	(3)
Currency swap agreements	515,300	221	754,056	(3,872)
Other currency contracts	67,043	319	83,980	305
Interest rate contracts:
Interest rate swap agreements	413,572	(15,596)	402,049	(25,591)
Equity contracts:
Equity future contracts	—	—	21,903	(612)

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All derivatives are recognized as either assets or liabilities in the consolidated balance sheets on a gross basis, but certain subsidiaries have entered into master netting agreements or other similar agreements, which are mainly International Swaps and Derivatives Association (ISDA) Master Agreements. An ISDA Master Agreement is an agreement between two counterparties that may have multiple derivative contracts with each other, and such ISDA Master Agreement may provide for the net settlement of all or a specified group of these derivative contracts, through a single payment, in a single currency, in the event of a default on or affecting any one derivative contract, or a termination event affecting all or a specified group of derivative contracts. Presented below are the effects of offsetting derivative assets and derivative liabilities as of March 31, 2014 and 2015.

	Yen in millions
	As of March 31, 2014
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	9,386	5,619	—	3,767
Derivative assets not subject to master netting agreements	2,501			2,501
Total derivative assets	11,887	5,619	—	6,268
Derivative liabilities subject to master netting agreements	28,017	22,058	—	5,959
Derivative liabilities not subject to master netting agreements	2,532			2,532
Total derivative liabilities	30,549	22,058	—	8,491

	Yen in millions
	As of March 31, 2015
	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet that are subject to master netting agreements
		Financial instruments	Cash collateral	Net amounts
Derivative assets subject to master netting agreements	26,032	10,387	—	15,645
Derivative assets not subject to master netting agreements	4,375			4,375
Total derivative assets	30,407	10,387	—	20,020
Derivative liabilities subject to master netting agreements	43,791	37,820	612	5,359
Derivative liabilities not subject to master netting agreements	4,533			4,533
Total derivative liabilities	48,324	37,820	612	9,892

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15.   Pension and severance plans

(1)   Defined benefit and severance plans

Sony Corporation and certain of its subsidiaries’ pension plans utilize a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring. Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

The components of net periodic benefit costs for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Service cost	25,343	24,827	24,350
Interest cost	14,606	12,152	11,583
Expected return on plan assets	(16,389)	(17,822)	(19,252)
Recognized actuarial loss	12,853	11,480	9,867
Amortization of prior service costs	(10,271)	(10,176)	(9,614)
Net periodic benefit costs	26,142	20,461	16,934

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Service cost	2,387	3,032	3,188
Interest cost	10,197	12,068	13,040
Expected return on plan assets	(9,245)	(11,480)	(12,993)
Amortization of net transition asset	117	12	10
Recognized actuarial loss	1,781	3,693	2,991
Amortization of prior service costs	(566)	(643)	(639)
Losses (gains) on curtailments and settlements	(405)	1,074	31
Net periodic benefit costs	4,266	7,756	5,628

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 11,234 million yen, 9,996 million yen and 10 million yen, respectively.

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The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	827,044	847,446	274,928	313,698
Service cost	24,827	24,350	3,032	3,188
Interest cost	12,152	11,583	12,068	13,040
Plan participants’ contributions	—	—	813	752
Amendments	—	—	(107)	(283)
Actuarial loss	14,138	48,061	3,392	74,801
Foreign currency exchange rate changes	—	—	36,867	7,214
Curtailments and settlements	—	—	(4,500)	(3,932)
Effect of changes in consolidated subsidiaries	(5)	(4)	—	—
Other	—	(2,696)	—	—
Benefits paid	(30,710)	(38,325)	(12,795)	(13,774)
Benefit obligation at end of the fiscal year	847,446	890,415	313,698	394,704
Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	608,004	654,792	188,019	225,024
Actual return on plan assets	53,476	74,447	17,979	54,928
Foreign currency exchange rate changes	—	—	26,167	5,752
Employer contribution	16,758	7,978	6,912	9,434
Plan participants’ contributions	—	—	813	752
Curtailments and settlements	—	—	(3,334)	(2,989)
Effect of changes in consolidated subsidiaries	—	—	—	—
Other	—	(1,934)	—	—
Benefits paid	(23,446)	(24,681)	(11,532)	(12,685)
Fair value of plan assets at end of the fiscal year	654,792	710,602	225,024	280,216
Funded status at end of the fiscal year	(192,654)	(179,813)	(88,674)	(114,488)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Noncurrent assets	2,446	3,005	3,292	4,027
Current liabilities	—	—	(2,565)	(4,500)
Noncurrent liabilities	(195,100)	(182,818)	(89,401)	(114,015)
Ending balance	(192,654)	(179,813)	(88,674)	(114,488)

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Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Prior service cost (credit)	(54,008)	(44,394)	(2,307)	(2,161)
Net actuarial loss	237,023	218,462	61,841	94,480
Obligation existing at transition	—	—	25	15
Ending balance	183,015	174,068	59,559	92,334

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Accumulated benefit obligations	842,978	885,479	290,014	364,094

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2014	2015	2014	2015
Projected benefit obligations	838,145	879,995	260,950	330,478
Accumulated benefit obligations	834,694	876,282	255,018	323,221
Fair value of plan assets	644,502	698,400	186,519	235,343

Weighted-average assumptions used to determine benefit obligations as of March 31, 2014 and 2015 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2014	2015	2014	2015
Discount rate	1.4%	1.0%	4.1%	3.1%
Rate of compensation increase	*	*	3.1	2.9

* Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

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Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2013	2014	2015	2013	2014	2015
Discount rate	1.9%	1.5%	1.4%	4.7%	4.1%	4.1%
Expected return on plan assets	3.0	3.0	3.0	6.1	5.8	5.6
Rate of compensation increase	*	*	*	3.5	3.1	3.1

* Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2015, are, as a result of Sony’s asset liability management, 28% of equity securities, 52% of fixed income securities and 20% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 36% of equity securities, 49% of fixed income securities and 15% of other investments for the pension plans of foreign subsidiaries.

56

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2014	Level 1	Level 2	Level 3
Cash and cash equivalents	8,384	8,384	—	—
Equity:
Equity securities*1	173,067	169,210	3,857	—
Fixed income:
Government bonds*2	263,921	—	263,921	—
Corporate bonds*3	50,131	—	50,131	—
Asset-backed securities*4	2,930	—	2,930	—
Commingled funds*5	84,853	—	84,853	—
Commodity funds*6	1,767	—	1,767	—
Private equity*7	26,942	—	—	26,942
Hedge funds*8	41,108	—	—	41,108
Real estate	1,689	—	—	1,689
Total	654,792	177,594	407,459	69,739

	Japanese plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2015	Level 1	Level 2	Level 3
Cash and cash equivalents	5,789	5,789	—	—
Equity:
Equity securities*1	166,164	161,530	4,634	—
Fixed income:
Government bonds*2	217,359	—	217,359	—
Corporate bonds*3	54,639	—	54,639	—
Asset-backed securities*4	650	—	650	—
Commingled funds*5	122,798	—	122,798	—
Commodity funds*6	24,621	—	24,621	—
Private equity*7	32,584	—	—	32,584
Hedge funds*8	80,037	—	—	80,037
Real estate	5,961	—	—	5,961
Total	710,602	167,319	424,701	118,582

*1	Includes approximately 64 percent and 53 percent of Japanese equity securities, and 36 percent and 47 percent of foreign equity securities for the fiscal years ended March 31, 2014 and 2015, respectively.
*2	Includes approximately 56 percent and 48 percent of debt securities issued by Japanese national and local governments, and 44 percent and 52 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2014 and 2015, respectively.
*3	Includes debt securities issued by Japanese and foreign corporation and government related agencies.
*4	Includes primarily mortgage-backed securities.
*5	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 47 percent and 46 percent of investments in equity, 51 percent and 52 percent of investments in fixed income, and 2 percent and 3 percent of investments in other for the fiscal years ended March 31, 2014 and 2015, respectively.
*6	Represents commodity futures funds.
*7	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.
*8	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

57

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2014	Level 1	Level 2	Level 3
Cash and cash equivalents	1,648	1,648	—	—
Equity:
Equity securities*1	48,140	40,045	8,095	—
Fixed income:
Government bonds*2	61,644	—	61,644	—
Corporate bonds*3	25,937	—	19,682	6,255
Asset-backed securities	332	—	332	—
Insurance contracts*4	11,364	—	11,364	—
Commingled funds*5	63,057	—	63,057	—
Real estate and other*6	12,902	—	3,970	8,932
Total	225,024	41,693	168,144	15,187

	Foreign plans
	Yen in millions
	Fair value at March 31,	Fair value measurements using inputs considered as
Asset class	2015	Level 1	Level 2	Level 3
Cash and cash equivalents	8,665	8,665	—	—
Equity:
Equity securities*1	44,276	41,194	3,082	—
Fixed income:
Government bonds*2	69,882	—	69,882	—
Corporate bonds*3	33,290	—	25,906	7,384
Asset-backed securities	328	—	328	—
Insurance contracts*4	1,936	—	1,936	—
Commingled funds*5	86,931	—	86,931	—
Real estate and other*6	34,908	—	19,386	15,522
Total	280,216	49,859	207,451	22,906

*1	Includes primarily foreign equity securities.
*2	Includes primarily foreign government debt securities.
*3	Includes primarily foreign corporate debt securities.
*4	Represents annuity contracts with or without profit sharing.
*5	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.
*6	Includes primarily private real estate investment trusts.

 Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. The valuation techniques are applied consistently from period to period.

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Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted.　 These investments are classified as level 3.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

59

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2014 and 2015:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2013	27,205	35,071	1,474	63,750
Return on assets held at end of year	1,123	1,514	215	2,852
Return on assets sold during the year	-	-	-	-
Purchases, sales, and settlements, net	(1,386)	4,523	-	3,137
Transfers, net	-	-	-	-
Ending balance at March 31, 2014	26,942	41,108	1,689	69,739
Return on assets held at end of year	5,642	5,796	(101)	11,337
Return on assets sold during the year	-	-	-	-
Purchases, sales, and settlements, net	-	33,133	4,373	37,506
Transfers, net	-	-	-	-
Ending balance at March 31, 2015	32,584	80,037	5,961	118,582

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2013	4,773	-	6,957	11,730
Return on assets held at end of year	1,032	-	504	1,536
Return on assets sold during the year	-	-	(47)	(47)
Purchases, sales, and settlements, net	-	-	69	69
Transfers, net	-	-	-	-
Other*	450	-	1,449	1,899
Ending balance at March 31, 2014	6,255	-	8,932	15,187
Return on assets held at end of year	81	-	(408)	(327)
Return on assets sold during the year	-	-	-	-
Purchases, sales, and settlements, net	-	-	210	210
Transfers, net	-	-	-	-
Other*	1,048	-	6,788	7,836
Ending balance at March 31, 2015	7,384	-	15,522	22,906

* Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 12 billion yen to the Japanese plans and approximately 5 billion yen to the foreign plans during the fiscal year ending March 31, 2016.

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The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2016	33,728	13,457
2017	34,297	14,003
2018	35,738	14,572
2019	39,062	15,296
2020	41,110	15,857
2021 – 2025	220,839	88,350

(2)   Defined contribution plans

Total defined contribution expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Japanese plans	3,729	3,602	3,199
Foreign plans	13,070	12,703	13,857

16.   Stockholders’ equity

(1)   Common stock

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2013, 2014 and 2015 have resulted from the following:

Number of shares
Balance at March 31, 2012	1,004,638,164
Stock issued under exchange offering	7,312,042
Balance at March 31, 2013	1,011,950,206
Exercise of stock acquisition rights	134,800
Conversion of zero coupon convertible bonds	32,622,761
Balance at March 31, 2014	1,044,707,767
Exercise of stock acquisition rights	948,500
Conversion of zero coupon convertible bonds	124,116,993
Balance at March 31, 2015	1,169,773,260

At March 31, 2015, 17,019,400 shares of common stock would be issued upon the exercise of all stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2013, 2014 and 2015.

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(2)   Retained earnings

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2015 was 274,810 million yen. Sony Corporation decided, at the meeting of its Board of Directors held on September 17, 2014, that no cash dividends would be paid for the fiscal year ended March 31, 2015.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 20,650 million yen and 20,986 million yen at March 31, 2014 and 2015, respectively.

(3)   Other comprehensive income

Other comprehensive income for the fiscal year ended March 31, 2013 was comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2013:
Unrealized gains (losses) on securities, net -
Unrealized holding gains arising during the period*1	114,599	(36,198)	63,596
Less : Reclassification adjustment included in net income	(34,686)	14,328	(20,358)
Unrealized gains (losses) on derivative instruments, net -
Unrealized holding losses arising during the period	(69)	12	(57)
Less : Reclassification adjustment included in net income	615	(250)	365
Pension liability adjustment*1	(8,476)	1,853	(4,983)
Foreign currency translation adjustments -
Translation adjustments arising during the period*1	160,425	(2,534)	159,149
Less : Reclassification adjustment included in net income*2	3,927	—	3,927
Other comprehensive income (loss)	236,335	(22,789)	201,639

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Changes in accumulated other comprehensive income, net of tax, by component for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2013	109,079	(742)	(191,816)	(556,016)	(639,495)
Other comprehensive income before reclassifications	24,388	103	6,896	158,884	190,271
Amounts reclassified out of accumulated other comprehensive income	(5,078)	639	4,987	—	548
Net current-period other comprehensive income	19,310	742	11,883	158,884	190,819
Less: Other comprehensive income attributable to noncontrolling interests	880	—	106	1,923	2,909
Balance at March 31, 2014	127,509	—	(180,039)	(399,055)	(451,585)

	Yen in millions
	Unrealized gains (losses) on securities	Pension liability adjustment	Foreign currency translation adjustments	Total
Balance at March 31, 2014	127,509	(180,039)	(399,055)	(451,585)
Other comprehensive income before reclassifications	53,069	(22,552)	67,334	97,851
Amounts reclassified out of accumulated other comprehensive income*2	(14,351)	1,365	(1,544)	(14,530)
Net current-period other comprehensive income	38,718	(21,187)	65,790	83,321
Less: Other comprehensive income attributable to noncontrolling interests	12,074	(95)	5,040	17,019
Balance at March 31, 2015	154,153	(201,131)	(338,305)	(385,283)

*1	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

*2	Foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of a complete or substantially complete liquidation or sale of certain foreign subsidiaries and affiliates.
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Reclassifications out of accumulated other comprehensive income for the fiscal years ended March 31, 2014 and 2015 were as follows:

	Yen in millions
Comprehensive income components	Amounts reclassified from accumulated other comprehensive income		Affected line items in consolidated statements of income
	2014	2015
Unrealized gains (losses) on securities	(881)	(10,515)	Financial services revenue
	(7,801)	(7,942)	Gain on sale of securities investments, net
	461	—	Other
Total before tax	(8,221)	(18,457)
Tax expense or (benefit)	3,143	4,106
Net of tax	(5,078)	(14,351)
Unrealized gains (losses) on derivative instruments	471	—	Interest
	348	—	Foreign exchange loss, net
Total before tax	819	—
Tax expense or (benefit)	(180)	—
Net of tax	639	—
Pension liability adjustment	5,440	2,615	*
Tax expense or (benefit)	(453)	(1,250)
Net of tax	4,987	1,365
Foreign currency translation adjustments	—	(1,544)	Foreign exchange loss, net
Tax expense or (benefit)	—	—
Net of tax	—	(1,544)
Total amounts reclassified out of accumulated other comprehensive income, net of tax-	548	(14,530)

* The amortization of pension and postretirement benefit components are included in the computation of net periodic pension cost. Refer to Note 15.

(4)   Equity transactions with noncontrolling interests

Net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests for the fiscal years ended March 31, 2013, 2014 and 2015 were as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders	41,540	(128,369)	(125,980)
Transfers (to) from the noncontrolling interests:
Decrease in additional paid-in capital for purchase of additional shares in consolidated subsidiaries	(57,364)	28	(2,483)
Change from net income (loss) attributable to Sony Corporation’s stockholders and transfers (to) from the noncontrolling interests	(15,824)	(128,341)	(128,463)

In September 2012, Sony conducted a tender offer to purchase additional common shares of So-net Entertainment Corporation (“So-net”). As a result, Sony’s equity ownership increased to 95.95%. On January 1, 2013, Sony acquired the remaining 4.05% equity ownership of So-net through a share exchange. The difference between cash consideration paid or the fair value of the shares of Sony delivered to the noncontrolling interests and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 38,715 million yen. So-net subsequently changed its name to So-net Corporation, effective July 1, 2013.

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In March 2013, Sony completed the acquisition of an additional 32.39% of the shares of Multi Screen Media Private Limited (“MSM”), which operates television networks in India. As a result of this transaction, Sony’s total equity interest in MSM increased to 94.39%. The aggregate cash consideration for the additional shares was 271 million U.S. dollars, of which 145 million U.S. dollars was paid at the closing of the transaction. The remaining payments of 63 million U.S. dollars, 21 million U.S. dollars and 42 million U.S. dollars were made during the fiscal years ended March 31, 2014 and 2015, and on April 10, 2015, respectively. The difference between cash consideration paid and the decrease in the carrying amount of the noncontrolling interests was recognized as a decrease to additional paid-in capital of 18,450 million yen. In the fiscal year ended March 31, 2015, Sony acquired the remaining 5.61% equity ownership of MSM for aggregate cash consideration of 42 million U.S. dollars, 28 million U.S. dollars of which was paid during the fiscal year ended March 31, 2015 and 14 million U.S. dollars of which was paid on April 10, 2015.

17.   Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2013, 2014 and 2015 was 1,232 million yen, 1,068 million yen and 1,286 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2014 and 2015 was 200 million yen and 1,637 million yen, respectively. Sony issued new shares upon exercise of these rights.

Sony has a stock-based compensation incentive plan for selected directors, corporate executive officers and employees in the form of a stock acquisition rights plan. The stock acquisition rights generally have three year graded vesting schedules and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2013, 2014 and 2015 was 189 yen, 821 yen and 1,139 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2013, 2014 and 2015 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2013	2014	2015
Weighted-average assumptions
Risk-free interest rate	0.74%	1.43%	1.26%
Expected lives	6.85 years	7.13 years	7.35 years
Expected volatility*	39.61%	52.03%	51.69%
Expected dividends	3.25%	1.55%	1.24%

* Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

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A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2015 is as follows:

	Fiscal year ended March 31, 2015
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	17,789,900	3,094
Granted	1,892,400	2,336
Exercised	948,500	1,726
Forfeited or expired	2,324,600	3,514
Outstanding at end of the fiscal year	16,409,200	3,358	5.14	7,889
Exercisable at end of the fiscal year	12,738,100	3,699	4.03	4,117

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2014 and 2015 was 52 million yen and 1,463 million yen, respectively. During the fiscal year ended March 31, 2013, there were no exercises under the stock acquisition rights plan.

As of March 31, 2015, there was 2,039 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 1.99 years.

18.   Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”). The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand. In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

Sony has insurance policies which cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance recoveries were recognized as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Insurance recoveries for fixed assets, inventories and additional expenses	25,284	624	—
Insurance recoveries for business interruption	28,032	11,452	6,387
	53,316	12,076	6,387

Of the insurance recoveries for fixed assets, inventories and additional expenses for the fiscal years ended March 31, 2013 and 2014, 11,961 million yen and 314 million yen, respectively, represented the portion received in excess of the carrying value of assets damaged by the Floods. The excess received was recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. Business interruption insurance recoveries were recorded in other operating revenue in the consolidated statements of income.

The proceeds from insurance recoveries for fixed assets, inventories and additional expenses and for business interruption were included in investing activities and operating activities, respectively, in the consolidated statements of cash flows.

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19.   Restructuring charges

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, which are designed to generate a positive impact on future profitability. These activities include exiting a business or product category, implementing a headcount reduction program, realignment of its manufacturing sites to low-cost areas, utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs), a review of its development and design structure, and the streamlining of its sales and administrative functions. The restructuring activities are generally short term in nature and are generally completed within one year of initiation. For the fiscal years ended March 31, 2013, 2014 and 2015, Sony recorded total restructuring charges of 74,386 million yen, 75,570 million yen and 90,689 million yen, respectively.

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2012	24,997	—	7,936	32,933
Restructuring costs	62,752	5,161	6,473	74,386
Non-cash charges	—	(5,161)	—	(5,161)
Cash payments	(58,518)	—	(9,722)	(68,240)
Adjustments	3,498	—	988	4,486
Balance at March 31, 2013	32,729	—	5,675	38,404
Restructuring costs	41,820	18,991	14,759	75,570
Non-cash charges	—	(18,991)	—	(18,991)
Cash payments	(46,017)	—	(7,177)	(53,194)
Adjustments	3,312	—	659	3,971
Balance at March 31, 2014	31,844	—	13,916	45,760
Restructuring costs	53,261	17,169	20,259	90,689
Non-cash charges	—	(17,169)	—	(17,169)
Cash payments	(48,787)	—	(19,937)	(68,724)
Adjustments	403	—	(42)	361
Balance at March 31, 2015	36,721	—	14,196	50,917

* Significant asset impairments excluded from restructuring charges are described in Note 13.

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Total costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2013
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	787	917	1,704	—	1,704
Game & Network Services	310	—	310	—	310
Imaging Products & Solutions	9,720	1,520	11,240	1,645	12,885
Home Entertainment & Sound	10,647	1,168	11,815	597	12,412
Devices	15,153	3,943	19,096	—	19,096
Pictures	1,081	—	1,081	—	1,081
Music	2,305	—	2,305	—	2,305
Financial Services	—	—	—	—	—
All Other and Corporate	22,749	4,086	26,835	879	27,714
Total	62,752	11,634	74,386	3,121	77,507

	Yen in millions
	Fiscal year ended March 31, 2014
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	440	3,171	3,611	—	3,611
Game & Network Services	58	313	371	—	371
Imaging Products & Solutions	3,309	113	3,422	—	3,422
Home Entertainment & Sound	1,160	377	1,537	34	1,571
Devices	2,917	2,547	5,464	3,451	8,915
Pictures	6,570	152	6,722	13	6,735
Music	576	—	576	—	576
Financial Services	—	—	—	—	—
All Other and Corporate	26,790	27,077	53,867	1,521	55,388
Total	41,820	33,750	75,570	5,019	80,589

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	Yen in millions
	Fiscal year ended March 31, 2015
	Employee termination benefits	Other associated costs*	Total net restructuring charges	Depreciation associated with restructured assets	Total
Mobile Communications	3,664	1,906	5,570	85	5,655
Game & Network Services	520	6,752	7,272	—	7,272
Imaging Products & Solutions	6,550	13	6,563	714	7,277
Home Entertainment & Sound	1,959	1	1,960	—	1,960
Devices	3,235	3,761	6,996	426	7,422
Pictures	1,918	—	1,918	—	1,918
Music	1,530	578	2,108	—	2,108
Financial Services	—	—	—	—	—
All Other and Corporate	33,885	24,417	58,302	6,122	64,424
Total	53,261	37,428	90,689	7,347	98,036

* Other associated costs includes non-cash write-downs and disposals, net

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Retirement programs

Sony has undergone several headcount reduction programs to further reduce operating costs primarily in an effort to improve the performance of certain segments related to the electronics business and reduce cost at the headquarters function. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. The employee termination benefits costs in the above table are included in selling, general and administrative in the consolidated statements of income.

During the fiscal year ended March 31, 2013, these staff reductions were achieved worldwide mostly through the implementation of early retirement programs, including headcount reductions at Sony Corporation and major consolidated electronics subsidiaries in Japan and the closure of a production facility in Japan to streamline organizations of the electronics business operations and increase operational efficiency as announced on October 19, 2012.

During the fiscal year ended March 31, 2014, Sony announced its exit from the PC business resulting in a reduction in the scale of sales companies (refer to All Other and Corporate in this note), plans to operate the TV business in the HE&S segment as a wholly-owned subsidiary, and additional plans to optimize the sales and headquarters functions that indirectly support the electronics businesses.

During the fiscal year ended March 31, 2015, Sony substantially completed the activities for optimizing the functions of sales companies and headquarters described above, other than those for the Mobile Communication segment.

In the third quarter of the fiscal year ended March 31, 2015, Sony began restructuring plans regarding the Mobile Communication segment to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

All Other and Corporate

Sony recorded restructuring charges resulting from exiting the PC business of 40,850 million yen and 19,635 million yen during the fiscal years ended March 31, 2014 and 2015, respectively. The amount for the fiscal year ended March 31, 2014 includes impairment losses of 12,817 million yen for long-lived assets and expenses of 8,019 million yen to compensate suppliers for unused components. The amounts above also include costs relating to a reduction in the scale of sales companies resulting from the decision to exit the PC business of 12,819 million yen and 8,278 million yen, for the fiscal years ended March 31, 2014 and 2015, respectively. Refer to Note 25.

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In an effort to improve the performance of the disc manufacturing business, Sony has initiated a number of restructuring activities to reduce its operating costs. These activities resulted in restructuring charges primarily consisting of headcount reductions and the closure and consolidation of manufacturing sites totaling 6,923 million yen for the fiscal year ended March 31, 2015. Refer to Note 13 for the long-lived assets impairments related to the disc manufacturing business other than restructuring charges.

As a result of efforts to optimize the sales and headquarters functions that indirectly support the electronics businesses, which are described above, Sony recorded restructuring charges primarily consisting of headcount reductions totaling 22,345 million yen during the fiscal year ended March, 2015.

20.   Supplemental consolidated statements of income information

(1)   Other operating (income) expense, net

Sony records transactions in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2013	2014	2015
Gain on sale of the U.S. headquarters building*1	(65,516)	(5,462)	(5,991)
Gain on sale of Sony City Osaki*1	(42,322)	(4,914)	(4,914)
Gain on sales of music publishing catalog in Pictures segment	-	(10,307)	(1,871)
(Gain) loss on sale, remeasurement, and issuance of M3 shares*2	(122,160)	(13,758)	113
(Gain) loss on sale of interests in subsidiaries and affiliates, net*3	(10,399)	(7,753)	1,716
(Gain) loss on sale, disposal or impairment of assets, net*3,4	5,178	90,860	192,605
	(235,219)	48,666	181,658

*1 Refer to Note 8.

*2 Refer to Note 5.

*3 Refer to Note 25.

*4 Refer to Notes 9, 13 and 19.

(2)   Research and development costs

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2013, 2014 and 2015 were 473,610 million yen, 466,030 million yen and 464,320 million yen, respectively.

(3)   Advertising costs

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were 354,981 million yen, 474,372 million yen and 444,444 million yen, respectively.

(4)   Shipping and handling costs

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2013, 2014 and 2015 were 63,160 million yen, 62,871 million yen and 65,561 million yen, respectively, which included the internal transportation costs of finished goods.

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21.   Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	182,170	98,152	(88,855)
Foreign subsidiaries	59,914	(72,411)	128,584
	242,084	25,741	39,729
Income taxes - Current:
Sony Corporation and all subsidiaries in Japan	34,288	41,339	40,321
Foreign subsidiaries	41,446	59,904	40,430
	75,734	101,243	80,751
Income taxes - Deferred:
Sony Corporation and all subsidiaries in Japan	75,149	(6,330)	(3,306)
Foreign subsidiaries	(10,485)	(331)	11,288
	64,664	(6,661)	7,982
Total income tax expense	140,398	94,582	88,733

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A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2013	2014	2015
Statutory tax rate	38.3%	38.3%	36.0%
Non-deductible expenses	1.3	8.9	16.1
Income tax credits	(1.4)	(2.1)	(1.4)
Change in statutory tax rate	(2.0)	3.6	(66.7)
Change in valuation allowances	23.2	365.7	221.1
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	(0.7)	0.2	17.4
Lower tax rate applied to life and non-life insurance business in Japan	(3.2)	(31.0)	(24.6)
Foreign income tax differential	3.3	25.7	(79.7)
Adjustments to tax reserves	(3.2)	58.3	(23.1)
Effect of equity in net income (loss) of affiliated companies	0.1	9.0	0.1
Tax benefit related to intraperiod tax allocation	—	(111.9)	(27.2)
Impairment of goodwill related to mobile communications business	—	—	159.5
Other	2.3	2.7	(4.2)
Effective income tax rate	58.0%	367.4%	223.3%

In March 2014, the Japanese legislature enacted tax law changes which included lowering the national corporate tax rate. As a result, the statutory tax rate from fiscal year ended March 31, 2015 onward is approximately 36%. This tax law change did not have a material impact on Sony’s results of operations.

In March 2015, the Japanese legislature enacted tax law changes which included further lowering of the national corporate tax rate, limiting the annual use of net operating loss carryforwards to 65% of taxable income for the periods ending March 31, 2016 and 2017 and to 50% of taxable income for periods beginning on or after April 1, 2017, and increasing the net operating loss carryforward period from nine to ten years for losses incurred in the tax years beginning on or after April 1, 2017. As a result, the statutory tax rate from the fiscal year ending March 31, 2016 onward is approximately 33%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. In addition, the limitation on the use of losses, when combined with the relatively short carryforward period, increases the risk of some net operating loss carryforwards expiring unutilized. The impact of the tax law changes resulted in a net deferred tax benefit of 26,588 million yen for the fiscal year ended March 31, 2015, primarily due to a reduction to the deferred tax liabilities in the insurance business in Japan.

Under the accounting guidance for intraperiod tax allocation, Sony is required to consider all items of income (including items recorded in other comprehensive income) in determining the amount of tax benefit that should be allocated to a loss from continuing operations. During the fiscal years ended March 31, 2014 and 2015, Sony Corporation and its national tax filing group in Japan and certain other jurisdictions incurred a loss from continuing operations while also recording other comprehensive income. As a result, Sony allocated 28,797 million yen and 10,799 million yen of tax benefit to continuing operations, respectively, which was exactly offset by additional income tax expense in other comprehensive income. The total income tax provision did not change and these jurisdictions continue to be impacted by the full valuation allowance on deferred tax assets.

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The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2014	2015
Deferred tax assets:
Operating loss carryforwards for tax purposes	601,065	550,824
Accrued pension and severance costs	87,657	89,797
Film costs	133,050	177,741
Warranty reserves and accrued expenses	88,409	103,695
Future insurance policy benefits	25,187	25,304
Inventory	32,762	35,478
Depreciation	52,994	57,140
Tax credit carryforwards	74,544	105,645
Reserve for doubtful accounts	6,590	9,455
Impairment of investments	34,663	22,444
Deferred revenue in the Pictures segment	26,826	24,438
Other	164,082	165,552
Gross deferred tax assets	1,327,829	1,367,513
Less: Valuation allowance	(1,027,530)	(1,077,622)
Total deferred tax assets	300,299	289,891
Deferred tax liabilities:
Insurance acquisition costs	(154,474)	(150,677)
Future insurance policy benefits	(98,118)	(112,996)
Unbilled accounts receivable in the Pictures segment	(67,118)	(83,472)
Unrealized gains on securities	(75,467)	(94,065)
Intangible assets acquired through stock exchange offerings	(27,253)	(24,927)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(27,640)	(35,076)
Investment in M3	(38,049)	(37,342)
Other	(78,922)	(66,556)
Gross deferred tax liabilities	(567,041)	(605,111)
Net deferred tax liabilities	(266,742)	(315,220)

Based on the weight of the available positive and negative evidence, for the fiscal year ended March 31, 2015, Sony continued to maintain valuation allowances against the deferred tax assets at Sony Corporation and its national tax filing group in Japan, as well as at Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain subsidiaries in other tax jurisdictions.

The net changes in the total valuation allowance were increases of 63,014 million yen, 96,283 million yen and 50,092 million yen for the fiscal years ended March 31, 2013, 2014 and 2015, respectively.

The increase in the valuation allowance during the fiscal year ended March 31, 2014 was primarily due to continuing losses at Sony Corporation and its national tax filing group in Japan and SAHI and its consolidated tax filing group in the U.S. In addition, certain other foreign subsidiaries recorded valuation allowances against their deferred tax assets.

The increase　in the valuation allowance during the fiscal year ended March 31, 2015 was primarily due to increasing tax credit carryforwards at SAHI and its consolidated tax filing group in the U.S and continuing losses at Sony Corporation and its national tax filing group in Japan.

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Net deferred tax assets (net of valuation allowance) and liabilities are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2014	2015
Current assets - Deferred income taxes	53,068	47,788
Other assets - Deferred income taxes	105,442	89,637
Current liabilities - Other	(14,356)	(6,769)
Long-term liabilities - Deferred income taxes	(410,896)	(445,876)
Net deferred tax liabilities	(266,742)	(315,220)

At March 31, 2015, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 472,418 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on the possible future disposition of its investment based on its tax planning strategies.

At March 31, 2015, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 550,824 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 155,704 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2016 and 2024, and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2015 amounted to 105,645 million yen. With the exception of 16,075 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily between the fiscal year ending March 2016 and 2025 (a 10 year carryforward period).

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2013	2014	2015
Balance at beginning of the fiscal year	288,311	191,886	214,795
Reductions for tax positions of prior years	(11,533)	(19,696)	(2,898)
Additions for tax positions of prior years	8,980	9,325	9,532
Additions based on tax positions related to the current year	27,849	21,877	3,740
Settlements	(140,813)	(6,687)	(75,272)
Lapse in statute of limitations	(7,495)	(4,643)	(4,320)
Foreign currency translation adjustments	26,587	22,733	11,768
Balance at end of the fiscal year	191,886	214,795	157,345
Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	72,947	93,098	93,538

The major changes, including settlements, in the total gross amount of unrecognized tax benefit balances relate to transfer pricing adjustments, including as a result of the Bilateral Advance Pricing Agreements (“APAs”) and competent authority requests filed for certain subsidiaries in the MC, G&NS IP&S, HE&S, and Devices segments and All Other, with respect to the intercompany cross-border transactions. The APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures, and the progress of transfer pricing audits generally, and makes adjustments to its estimates as necessary. In addition, the APA’s are government to government negotiations, and therefore it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2013, Sony reversed 3,935 million yen of interest expense and 367 million yen of penalties.

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During the fiscal year ended March 31, 2014, Sony reversed 2,699 million yen of interest expense and recorded 352 million yen of penalties. At March 31, 2014, Sony had recorded liabilities of 6,553 million yen and 4,060 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2015, Sony recorded 290 million yen of interest expense and reversed 376 million yen of penalties. At March 31, 2015, Sony had recorded liabilities of 6,843 million yen and 3,684 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 4,787 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2008 through 2014, and by the U.S. and other material foreign taxing authorities for tax years from 1998 through 2014.

22.   Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2013, 2014 and 2015 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Net income (loss) attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	41,540	(128,369)	(125,980)

	Thousands of shares
Weighted-average shares outstanding	1,005,417	1,027,024	1,114,424
Effect of dilutive securities:
Stock acquisition rights	67	—	—
Zero coupon convertible bonds	65,308	—	—
Weighted-average shares for diluted EPS computation	1,070,792	1,027,024	1,114,424

	Yen
Basic EPS	41.32	(124.99)	(113.04)
Diluted EPS	38.79	(124.99)	(113.04)

Potential shares of common stock which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2013, 2014 and 2015 were 17,272 thousand shares, 142,866 thousand shares and 17,019 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the fiscal year ended March 31, 2013 as the exercise price for those shares was in excess of the average market value of Sony’s common stock for the fiscal year. The zero coupon convertible bonds issued in November 2012 were included in the diluted EPS calculation for the fiscal year ended March 31, 2013 under the if-converted method beginning upon issuance. All potential shares were excluded as anti-dilutive for the fiscal years ended March 31, 2014 and 2015 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for these fiscal years.

23.   Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

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Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of Sony are not available to settle the obligations of these VIEs. As of March 31, 2015, the total assets and liabilities for these VIEs, on an aggregate basis, were 32,236 million yen and 4,011 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions, and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 23.1 million U.S. dollars through December 15, 2016. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. As of March 31, 2015, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	5,692
Account receivables, net	3,280
Other current assets	31,937
Property, plant and equipment, net	1,536
Intangibles, net	68,306
Goodwill	17,870
Other noncurrent assets	8,587
Total assets	137,208
Liabilities:
Accounts payable and accrued expenses	48,126
Other current liabilities	9,723
Other noncurrent liabilities	5,366
Total liabilities	63,215

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the July 2013 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 276 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. As of March 31, 2015, the fair value of the assets held by the trust exceeded 276 million U.S. dollars.

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As described in Note 5, on June 29, 2012, an investor group which included a wholly-owned subsidiary of Sony Corporation completed its acquisition of EMI Music Publishing. To effect the acquisition, the investor group formed DH Publishing, L.P. (“DHP”) which acquired EMI Music Publishing. In addition, DHP entered into an agreement with Sony’s U.S. based music publishing subsidiary in which the subsidiary provides administration services to DHP (the “Administration Agreement”). DHP was determined to be a VIE as many of the decision making rights for the entity do not reside within the entity’s equity interests, but rather are embedded in the Administration Agreement. Under the terms of the Administration Agreement, the largest non-Sony shareholder has approval rights over decisions regarding the activities that most significantly impact DHP, including the acquisition and retention of copyrights and the licensing of songs. These approval rights result in Sony and the largest non-Sony shareholder sharing the power to direct the activities of DHP, and as such, Sony is not the primary beneficiary of the VIE. At March 31, 2015, the only amounts recorded on Sony’s consolidated balance sheet that relate to the VIE is Sony’s net investment of 231.5 million U.S. dollars and a net receivable balance of 0.5 million U.S. dollars. Sony’s maximum exposure to losses as of March 31, 2015 is the aggregate amounts recorded on its balance sheet of 232 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a distribution agreement with and made an investment in a production company that will develop, produce and finance feature-length motion pictures and television programming. The investment is accounted for under the cost method. The production company is a VIE as many of the decision making rights for the entity reside within the equity interests held by the management of the production company which are not at risk of economic loss. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the production company. Sony’s maximum exposure to losses as of March 31, 2015 is the amount of investment and the future funding commitments, which total 50 million U.S. dollars.

As described in Note 6, certain accounts receivable sales programs also involve VIEs. These VIEs are all special purpose entities associated with the sponsor banks. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

24.   Acquisitions

(1)   Game Show Network acquisition

In March 2011, Sony obtained a controlling interest in the Game Show Network (“GSN”). At that time, Sony also granted a put right and received a call right for an additional 18% interest in GSN. In September 2012, the other investor in GSN (the “Current Investor”) exercised its put right to sell the 18% interest in GSN to Sony for 234 million U.S. dollars (the “GSN Share Purchase”). The GSN Share Purchase received regulatory approval and closed on December 7, 2012 (the “Closing Date”). After exercise, the 234 million U.S. dollars owed to the Current Investor was payable to the Current Investor in two payments of 117 million U.S. dollars each plus interest thereon at 10% per annum from the Closing Date to each payment date. Sony paid to the Current Investor the first payment of 117 million U.S. dollars plus interest of 4 million U.S. dollars on April 2, 2013 and the second payment of 117 million U.S. dollars plus interest of 12 million U.S. dollars on December 13, 2013. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

(2)   Sony Semiconductor acquisitions

On March 31, 2014, SCK acquired from Renesas Electronics Corporation (“Renesas”) semiconductor fabrication equipment and certain related assets (“Transferred Assets”) for 7,510 million yen. SCK is utilizing the Transferred Assets to establish a new technology center and further strengthen its production capacity for CMOS image sensors. The purchase price was allocated and recorded primarily to machinery and equipment. SCK also entered into a supply arrangement with Renesas to manufacture and supply system LSIs for a certain period following the acquisition. In connection with this, SCK also acquired related inventories from Renesas.

As the purchase prices were fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, no goodwill was recorded as part of the acquisitions. The unaudited supplemental pro forma results of operations have not been presented because the effects of the acquisitions were not material.

(3)   Other acquisitions

During the fiscal year ended March 31, 2013, Sony completed other acquisitions for total consideration of 39,022 million yen which were paid for primarily in cash and included the August 10, 2012, acquisition of Gaikai for total cash consideration of 28,167 million yen. Gaikai has developed a high quality, fast interactive cloud-streaming platform that enables streaming of a broad array of content ranging from immersive core games with rich graphics to casual content to a wide variety of devices via the internet. There was no material contingent consideration subject to future change. As a result of Sony’s acquisition of Gaikai and other businesses, Sony recorded 27,699 million yen of goodwill and 11,511 million yen of intangible assets.

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During the fiscal year ended March 31, 2014, Sony completed other acquisitions for total consideration of 19,373 million yen which were paid for primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 10,243 million yen of goodwill and 10,965 million yen of intangible assets.

During the fiscal year ended March 31, 2015, Sony completed other acquisitions for total consideration of 23,103 million yen which were paid for primarily in cash and included the August 14, 2014 acquisition of CSC Media Group for total cash consideration of 18,900 million yen. CSC Media Group is one of the United Kingdom’s largest independent cable and satellite TV channel groups. There was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 12,626 million yen of goodwill and 10,731 million yen of intangible assets.

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of other acquisitions, individually and in aggregate, were not material.

25.   Divestitures

(1)   Chemical products related business

On September 28, 2012, Sony sold the chemical products related business, which was included in the Devices segment, to the Development Bank of Japan (“DBJ”). As a result of the transaction, the transfer of Sony’s domestic and overseas operations of the chemical products related business, including all shares in Sony Chemical & Information Device Corporation, to DBJ has been completed. The sale resulted in net cash proceeds of 52,756 million yen, and a gain of 9,050 million yen, recorded in other operating (income) expense, net in the consolidated statements of income.

(2)   Gracenote

On January 31, 2014, Sony sold all the shares of Gracenote, Inc., a wholly-owned subsidiary within All Other, to the Tribune Company for 170 million U.S. dollars subject to certain adjustments. The sale resulted in net cash proceeds of 156 million U.S. dollars and a gain of 54 million U.S. dollars, recorded within other operating (income) expense, net in the consolidated statements of income.

(3)   PC business

On February 6, 2014, Sony announced an updated strategic plan to concentrate the mobile business on smartphones and tablets and ultimately exit the PC business, which was included in All Other, following continued challenges in the PC market. As a result, Sony recorded an impairment loss of 12,817 million yen for long-lived assets in the fiscal year ended March 31, 2014, based on the present value of estimated net cash flows. Additionally, for the fiscal year ended March 31, 2014, Sony recorded charges of 8,019 million yen in cost of sales in the consolidated statements of income for expenses to compensate suppliers for unused components reflecting the termination of future manufacturing and charges of 7,278 million yen primarily for employee termination benefits which are included in selling, general and administrative expenses in the consolidated statements of income. These incremental costs directly resulted from Sony’s decision to exit the PC business and were recorded as restructuring charges. Sony also recorded charges of 17,391 million yen for the fiscal year ended March 31, 2014, primarily for the write-down of excess components in inventory which are included in cost of sales in the consolidated statements of income. In All Other, Sony recorded restructuring charges of 12,819 million yen primarily in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2014 relating to a reduction in the scale of sales companies resulting from Sony’s decision to exit the PC business.

In addition, on February 6, 2014, Sony and Japan Industrial Partners, Inc. (“JIP”) entered into a memorandum of understanding to sell Sony’s PC business to a new company to be established by JIP. As of March 31, 2014, the corresponding assets and liabilities were not classified as held for sale because significant terms and conditions were still under negotiation.

On July 1, 2014, Sony completed the sale of its PC business and certain related assets to VAIO Corporation, which was established by JIP, in accordance with the definitive agreements reached on May 2, 2014. Although Sony continued to incur certain costs related to exiting the PC business, no further significant gain or loss was recorded as a direct result of the sale.

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26.   Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion pictures or television programming under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion pictures or television programming it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion pictures, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television programming, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2013, 2014 and 2015, 12,538 million yen, 17,291 million yen and 23,741 million yen, respectively, were recorded as net sales for amounts due from the other participants and 31,587 million yen, 16,359 million yen and 22,983 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants in these collaborative arrangements.

27.   Commitments, contingent liabilities and other

(1)   Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2015, the total unused portion of the lines of credit extended under these contracts was 25,440 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)   Purchase commitments and other

Purchase commitments and other outstanding as of March 31, 2015 amounted to 389,341 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years. As of March 31, 2015, these subsidiaries were committed to make payments under such contracts of 126,925 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of March 31, 2015, these subsidiaries were committed to make payments of 63,481 million yen under such long-term contracts.

Sony has entered into long-term sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within five years. As of March 31, 2015, Sony has committed to make payments of 26,779 million yen under such long-term contracts.

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The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five fiscal years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2016	207,105
2017	88,658
2018	45,698
2019	24,860
2020	9,226
Later fiscal years	13,794
Total	389,341

(3)   Litigation

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) seeking information about its optical disk drive business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the optical disk drives market. The DOJ has notified Sony that it has closed its investigation, and Sony understands that the investigations by several other agencies have now ended, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser lawsuits, including class actions, were filed in certain jurisdictions, including the United States, in which the plaintiffs alleged that Sony Corporation and certain of its subsidiaries violated antitrust laws and sought recovery of damages and other remedies. In October 2014, the United States District Court hearing the U.S. class actions denied motions for class certification in both the direct and indirect purchaser class actions. The class plaintiffs filed petitions to appeal these rulings, and in January 2015, the appellate court denied the petitions to appeal. However, in February 2015 the district court gave the plaintiffs an opportunity to seek certification of narrower classes, and the civil actions continue. Based on the investigations and cases, it is not possible to estimate the amount of loss or range of possible loss, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the DOJ Antitrust Division seeking information about its secondary batteries business. Sony understands that the European Commission and certain other governmental agencies outside the United States also opened investigations of competition in the secondary batteries market. The DOJ has notified Sony that it has closed its investigation, but the European Commission and one other agency continue to investigate. A number of direct and indirect purchaser class action lawsuits have been filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in early 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 25, 2015, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from such cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including formal and/or informal requests for information from Attorneys General from a number of states in the United States. Additionally, Sony Corporation and/or certain of its subsidiaries were named in a number of purported class actions in certain jurisdictions, including the United States. The U.S. class action suits have been settled, and the settlement has received the final approval of the court. A non-U.S. class action suit remains pending. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In the fall of 2014, Sony Corporation’s U.S. subsidiary, Sony Pictures Entertainment Inc. (“SPE”), was subject to a cyberattack that resulted in unauthorized access to, and theft and disclosure of SPE business information, including employee information and other information. In connection with the theft and disclosure of information, SPE has been named in a number of purported class action suits in the United States brought by former employees of SPE. Based on the stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these proceedings.

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In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)   Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2015 amounted to 44,631 million yen. The major components of these guarantees are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 276 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. As of March 31, 2015, the fair value of the collateral exceeded 276 million U.S. dollars.

In addition to the above, Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. The changes in product warranty liability for the fiscal years ended March 31, 2013, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Balance at beginning of the fiscal year	67,860	66,776	79,718
Additional liabilities for warranties	55,880	83,959	87,902
Settlements (in cash or in kind)	(55,327)	(72,230)	(78,356)
Changes in estimate for pre-existing warranty reserve	(8,198)	(6,070)	(13,731)
Translation adjustment	6,561	7,283	(404)
Balance at end of the fiscal year	66,776	79,718	75,129

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28.   Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments for the first quarter of the fiscal year ended March 31, 2015, to reflect modifications to its organizational structure as of April 1, 2014, primarily repositioning the operations of the previously reported Mobile Products & Communications (“MP&C”) and Game segments. In connection with this realignment, the previously reported operations of the network business which were included in All Other are now integrated with the previously-reported Game segment and are reported as the G&NS segment. The previously reported Mobile Communications category which was included in the MP&C segment has been reclassified as the newly established MC segment, while the other categories in the previously reported MP&C segment are now included in All Other. This includes the reclassification of the PC business into All Other. In addition, certain businesses previously included in the Devices segment have been integrated into All Other as a result of changes in Sony’s organizational structure. In connection with these realignments, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current fiscal year’s presentation.

The MC segment includes the manufacture and sale of mobile phones. The G&NS segment includes the manufacture and sales of home gaming products, software and network services business. The IP&S segment includes Digital Imaging Products, and Professional Solutions. The HE&S segment includes Televisions, and Audio and Video. The Devices segment includes Semiconductors and Components. The Pictures segment includes Motion Pictures, Television Productions and Media Networks. The Music segment includes Recorded Music, Music Publishing and Visual Media and Platform. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including an Internet-related service business, the PC business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment.

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Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales and operating revenue:
Mobile Communications -
Customers	733,622	1,191,787	1,323,205
Intersegment	37,103	22	75
Total	770,725	1,191,809	1,323,280
Game & Network Services -
Customers	646,421	946,479	1,292,146
Intersegment	103,446	97,379	95,883
Total	749,867	1,043,858	1,388,029
Imaging Products & Solutions -
Customers	752,603	737,474	716,258
Intersegment	3,598	3,729	3,712
Total	756,201	741,203	719,970
Home Entertainment & Sound -
Customers	993,822	1,166,007	1,204,922
Intersegment	1,005	2,572	2,371
Total	994,827	1,168,579	1,207,293
Devices -
Customers	558,027	583,089	756,724
Intersegment	248,125	189,890	201,120
Total	806,152	772,979	957,844
Pictures -
Customers	732,127	828,668	876,314
Intersegment	612	916	2,367
Total	732,739	829,584	878,681
Music -
Customers	431,719	492,058	533,986
Intersegment	9,989	11,230	10,625
Total	441,708	503,288	544,611
Financial Services -
Customers	999,276	988,944	1,077,604
Intersegment	3,113	4,902	6,025
Total	1,002,389	993,846	1,083,629
All Other -
Customers	899,749	780,749	395,066
Intersegment	73,268	77,295	96,043
Total	973,017	858,044	491,109
Corporate and elimination	(432,121)	(335,924)	(378,566)
Consolidated total	6,795,504	7,767,266	8,215,880

G&NS intersegment amounts primarily consist of transactions with All Other. Devices intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment. Corporate and elimination includes certain brand and patent royalty income.

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Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Operating income (loss):
Mobile Communications	(41,112)	12,601	(220,436)
Game & Network Services	(3,695)	(18,845)	48,104
Imaging Products & Solutions	1,442	26,327	54,684
Home Entertainment & Sound	(84,315)	(25,499)	20,054
Devices	45,573	(12,420)	93,079
Pictures	47,800	51,619	58,527
Music	37,218	50,208	58,959
Financial Services	142,209	170,292	193,307
All Other	49,503	(136,053)	(103,364)
Total	194,623	118,230	202,914
Corporate and elimination	31,880	(91,735)	(134,366)
Consolidated operating income	226,503	26,495	68,548
Other income	68,656	42,453	25,076
Other expenses	(53,075)	(43,207)	(53,895)
Consolidated income before income taxes	242,084	25,741	39,729

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

All Other includes the gains on sale and remeasurement related to the shares in M3, as well as the results of the PC business and the disc manufacturing business (Refer to Notes 5, 13, and 25). For the fiscal year ended March 31, 2015, the PC business results include sales company fixed costs which were allocated based on historical results.

Corporate and elimination includes headquarters restructuring costs, restructuring costs related to the reduction in scale of sales companies following the decision to exit from the PC business (Refer to Notes 19 and 25), and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments. In addition, Corporate and elimination includes gains on the sale of the U.S. headquarters building and Sony City Osaki (Refer to Note 8).

Within the HE&S segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the fiscal years ended March 31, 2013, 2014 and 2015 were (69,602) million yen, (25,705) million yen and 8,286 million yen, respectively. The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and are not allocated to product categories.

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Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Equity in net income (loss) of affiliated companies:
Mobile Communications	—	—	—
Game & Network Services	—	—	—
Imaging Products & Solutions	743	188	(70)
Home Entertainment & Sound	—	—	—
Devices	—	—	—
Pictures	(601)	(1,829)	(742)
Music	(4,766)	2,338	3,471
Financial Services	(2,303)	(2,336)	(782)
All Other	(21)	(5,735)	2,044
Consolidated total	(6,948)	(7,374)	3,921
Depreciation and amortization:
Mobile Communications	19,165	22,073	22,067
Game & Network Services	12,324	16,529	18,336
Imaging Products & Solutions	39,605	38,080	31,775
Home Entertainment & Sound	26,968	25,806	25,238
Devices	112,486	106,472	87,795
Pictures	15,428	18,078	19,980
Music	13,209	14,414	13,632
Financial Services, including deferred insurance acquisition costs	62,633	54,348	66,223
All Other	30,348	29,825	15,427
Total	332,166	325,625	300,473
Corporate	44,569	51,070	54,151
Consolidated total	376,735	376,695	354,624

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The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales and operating revenue:
Mobile Communications	733,622	1,191,787	1,323,205
Game & Network Services	646,421	946,479	1,292,146
Imaging Products & Solutions
Digital Imaging Products	481,609	442,723	432,594
Professional Solutions	253,813	277,417	271,903
Other	17,181	17,334	11,761
Total	752,603	737,474	716,258
Home Entertainment & Sound
Televisions	581,475	754,308	835,068
Audio and Video	405,024	400,828	366,050
Other	7,323	10,871	3,804
Total	993,822	1,166,007	1,204,922
Devices
Semiconductors	301,915	336,845	496,694
Components	245,713	243,751	253,020
Other	10,399	2,493	7,010
Total	558,027	583,089	756,724
Pictures
Motion Pictures	446,254	422,255	434,253
Television Productions	159,794	247,568	252,456
Media Networks	126,079	158,845	189,605
Total	732,127	828,668	876,314
Music
Recorded Music	307,788	347,684	383,350
Music Publishing	52,764	66,869	70,959
Visual Media and Platform	71,167	77,505	79,677
Total	431,719	492,058	533,986
Financial Services	999,276	988,944	1,077,604
All Other	899,749	780,749	395,066
Corporate	48,138	52,011	39,655
Consolidated total	6,795,504	7,767,266	8,215,880

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Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2013, 2014 and 2015 and property, plant and equipment, net as of March 31, 2014 and 2015 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2013	2014	2015
Sales and operating revenue:
Japan	2,197,881	2,199,099	2,233,776
United States	1,064,765	1,302,052	1,528,097
Europe	1,362,488	1,753,526	1,932,941
China	464,784	520,539	546,697
Asia-Pacific	806,205	1,013,635	1,052,453
Other Areas	899,381	978,415	921,916
Total	6,795,504	7,767,266	8,215,880

	Yen in millions
	March 31
	2014	2015
Property, plant and equipment, net:
Japan	526,472	495,502
United States	74,302	85,412
Europe	48,055	38,637
China	45,346	69,854
Asia-Pacific	39,815	41,096
Other Areas	16,020	8,784
Total	750,010	739,285

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden

(2) Asia-Pacific: India, South Korea and Oceania

(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue or property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2013, 2014 and 2015.

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29.   Subsequent events

(1)  Orchard Media, Inc. acquisition

In April 2015, Sony Music Entertainment (“SME”), a wholly owned subsidiary of Sony, closed the transaction pursuant to which it increased its shareholding in an equity method investment, Orchard Media, Inc. (“The Orchard”), to 100% by acquiring shares from the current holder, Orchard Asset Holdings, LLC. Sony expects to recognize a gain of approximately 150 million U.S. dollars, subject to transaction costs and other adjustments on the remeasurement of SME’s 51% equity interest in The Orchard that it owned prior to the acquisition at fair value, in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

(2)   Sale of the logistics business

On April 1, 2015, in connection with the formation of a logistics joint venture, Sony sold a part of the logistics business in Japan, Thailand, and Malaysia, which was in All Other to MITSUI-SOKO HOLDINGS Co., Ltd. with a total sales price of approximately 18,000 million yen. The sale proceeds are subject to the finalization of certain post-closing conditions and adjustments. In connection with the sale, Sony expects to recognize a gain on sale totaling approximately 13,000 million yen in other operating (income) expense, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

(3)   Sale of certain Olympus shares held by Sony Corporation

On April 1, 2015, Sony sold 17,243,950 shares of its 34,487,900 shares of Olympus Corporation to a third party to strengthen its financial resources and obtain funds for growth-oriented strategic investments. In connection with the sale, Sony expects to recognize a gain on the sale of approximately 46,757 million yen in gain on sale of securities investments, net in the consolidated statement of income for the first quarter of the fiscal year ending March 31, 2016.

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